    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 14, 1995.


                                                       REGISTRATION NO. 33-58239

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                            ------------------------

                                AMENDMENT NO. 1


                                       TO


                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                                PHOTRONICS, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                 CONNECTICUT                                    06-0854886
       (STATE OR OTHER JURISDICTION OF                       (I.R.S. EMPLOYER
        INCORPORATION OR ORGANIZATION)                    IDENTIFICATION NUMBER)

                           1061 EAST INDIANTOWN ROAD
                             JUPITER, FLORIDA 33477
                                 (407) 747-4163
         (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING
            AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                            JEFFREY P. MOONAN, ESQ.,
                   SENIOR VICE PRESIDENT AND GENERAL COUNSEL
                           1061 EAST INDIANTOWN ROAD
                             JUPITER, FLORIDA 33477
                                 (407) 747-4163
           (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                   INCLUDING AREA CODE, OF AGENT FOR SERVICE)

                                   Copies to:

          STEVEN L. WASSERMAN, ESQ.                        ALAN K. AUSTIN, ESQ.
              REID & PRIEST LLP                          GREGORY M. PRIEST, ESQ.
             40 WEST 57TH STREET                 WILSON, SONSINI, GOODRICH & ROSATI, P.C.
           NEW YORK, NEW YORK 10019                         650 PAGE MILL ROAD
                                                       PALO ALTO, CALIFORNIA 94304

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the Registration Statement becomes effective.

     If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box: / /

     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box: / /

                        CALCULATION OF REGISTRATION FEE

==================================================================================================

                                                                      PROPOSED
                                                      PROPOSED        MAXIMUM
TITLE OF EACH CLASS OF                                MAXIMUM        AGGREGATE
  SECURITIES TO BE              AMOUNT TO BE       OFFERING PRICE     OFFERING       AMOUNT OF
    REGISTERED                   REGISTERED         PER SHARE(1)      PRICE(1)    REGISTRATION FEE
- --------------------------------------------------------------------------------------------------
Common Stock, par value
  $.01 per share...........   1,610,000 shares(2)      $21.00       $33,810,000      $11,658.62
==================================================================================================



(1) Estimated solely for the purpose of determining the registration fee pursuant to Rule 457, based upon the average of the high and low sale prices of the Registrant's Common Stock on the Nasdaq National Market on April 12, 1995. The Registrant previously paid a registration fee of $18,737.07.



(2) Includes 210,000 shares which may be purchased by the Underwriters to cover over-allotments, if any.


     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

================================================================================

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.


                  SUBJECT TO COMPLETION, DATED APRIL 14, 1995


                                     [LOGO]

                                PHOTRONICS, INC.

                                1,400,000 SHARES

                                  COMMON STOCK


     Of the 1,400,000 shares of Common Stock offered hereby, 1,290,000 shares are being issued and sold by Photronics, Inc. ("Photronics" or the "Company") and 110,000 shares are being sold by the Selling Shareholders. See "Principal and Selling Shareholders." On April 12, 1995, the last sale price of the Company's Common Stock as reported on the Nasdaq National Market was $20.25 per share. See "Price Range of Common Stock." The Common Stock is quoted on the Nasdaq National Market under the symbol "PLAB."

                            ------------------------
   THE COMMON STOCK OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK. SEE "RISK
                                   FACTORS."
                            ------------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
    AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS
       THE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON
         THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
             REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
- --------------------------------------------------------------------------------


- --------------------------------------------------------------------------------------------------------
                                                   UNDERWRITING                          PROCEEDS TO
                                   PRICE TO       DISCOUNTS AND       PROCEEDS TO          SELLING
                                    PUBLIC         COMMISSIONS         COMPANY(1)        SHAREHOLDERS
- --------------------------------------------------------------------------------------------------------
Per Share.....................        $                 $                  $                  $
- --------------------------------------------------------------------------------------------------------
Total(2)......................        $                 $                  $                  $
- --------------------------------------------------------------------------------------------------------
- --------------------------------------------------------------------------------------------------------

(1) Before deducting expenses payable by the Company, estimated at $250,000.

(2) The Company has granted the several Underwriters a 30-day option to purchase up to an additional 210,000 shares of Common Stock solely to cover over-allotments, if any. See "Underwriting." If such option is exercised in full, the total Price to Public, Underwriting Discounts and Commissions and
    Proceeds to Company will be $          , $          and $          ,
    respectively.

                            ------------------------

     The Common Stock is offered by the Underwriters as stated herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. It is expected that delivery of such shares will be made through the offices of Robertson, Stephens & Company, L.P. ("Robertson, Stephens
& Company"), San Francisco, California, on or about             , 1995.

ROBERTSON, STEPHENS & COMPANY
                       PRUDENTIAL SECURITIES INCORPORATED
                                                         NEEDHAM & COMPANY, INC.

               The date of this Prospectus is             , 1995

* * * * * * * * * * * * * * *    Photronics    * * * * * * * * * * * * * * *
*                           *   is a leading   *                           *
*                           *   manufacturer   *                           *
*                           *  of photomasks,  *                           *
*      Person looking       *  which are high  *      Person looking       *
*          through          *    precision     *         at plate          *
*         photomask         *  quartz plates   *         cassettes         *
*                           *    containing    *      inside machine       *
*                           *   microscopic    *                           *
*                           *    images of     *                           *
*                           *    electronic    *                           *
* * * * * * * * * * * * * * *     circuits.    * * * * * * * * * * * * * * *

          * * * * * * * * * * * * * * * * * * * * * * * * * * * * *
          *                                                       *
          *                                                       *
          *                                                       *
          *                                                       *
          *                Photomask Semiconductor                *
          *                       Interface                       *
          *                                                       *
          *                                                       *
          *                                                       *
          *                                                       *
          * * * * * * * * * * * * * * * * * * * * * * * * * * * * *
    Photomasks are a key element in the manufacture of semiconductors and are used as masters to transfer circuit patterns onto semicondutor wafers.

* * * * * * * * * * * * * * *                  * * * * * * * * * * * * * * *
*                           *                  *                           *
*                           *                  *                           *
*                           *                  *                           *
*     Person sitting at     *                  *   Person looking inside   *
*      machine console      *                  *          machine          *
*                           *                  *                           *
*                           *                  *                           *
*                           *                  *                           *
*                           *                  *                           *
*                           *                  *                           *
* * * * * * * * * * * * * * *                  * * * * * * * * * * * * * * *


     IN CONNECTION WITH THIS OFFERING, CERTAIN UNDERWRITERS AND SELLING GROUP MEMBERS, IF ANY, OR THEIR AFFILIATES MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK OF THE COMPANY ON THE NASDAQ NATIONAL MARKET IN ACCORDANCE WITH RULE 10B-6A UNDER THE SECURITIES EXCHANGE ACT OF 1934. SEE "UNDERWRITING."

     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OFFERED HEREBY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

     NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFERING DESCRIBED HEREIN, AND IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, THE SELLING SHAREHOLDERS OR THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THOSE SPECIFICALLY OFFERED HEREBY OR AN OFFER TO ANY PERSON IN ANY JURISDICTION WHERE SUCH AN OFFER WOULD BE UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALES MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF.
                            ------------------------

                               TABLE OF CONTENTS

                                                                                                  PAGE
                                                                                                  ----
Incorporation of Certain Documents by Reference.................................................    3
Prospectus Summary..............................................................................    4
Risk Factors....................................................................................    6
The Company.....................................................................................   10
Use of Proceeds.................................................................................   10
Price Range of Common Stock.....................................................................   11
Dividend Policy.................................................................................   11
Capitalization..................................................................................   12
Selected Consolidated Financial Data............................................................   13
Management's Discussion and Analysis of Results of Operations and Financial Condition...........   14
Business........................................................................................   22
Management......................................................................................   28
Principal and Selling Shareholders..............................................................   30
Underwriting....................................................................................   32
Legal Matters...................................................................................   33
Experts.........................................................................................   33
Available Information...........................................................................   33
Index to Consolidated Financial Statements......................................................  F-1

                            ------------------------

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents which have been filed by the Company with the Securities and Exchange Commission (the "Commission") (File Number 0-15451) pursuant to the Securities Exchange Act of 1934, as amended (the "1934 Act"), are incorporated herein by reference: (i) the Company's Annual Report on Form 10-K for the fiscal year ended October 31, 1994; (ii) the Company's Current Reports on Form 8-K, dated December 5, 1994 and March 24, 1995; (iii) the Company's Current Report on Form 8-K/A Amendment 1, dated January 27, 1995; (iv) the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended January 31, 1995; and (v) the description of the Company's Common Stock contained in the Company's Registration Statement on Form 8-A, dated March 3, 1987, pursuant to
Section 12 of the 1934 Act. All documents filed by the Company pursuant to
Section 13(a), 13(c), 14 or 15(d) of the 1934 Act, after the date of this Prospectus and prior to the termination of this offering shall be deemed to be incorporated by reference and to be a part hereof from the respective dates of filing. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus. The Company will furnish, without charge, to each person, including any beneficial owner, to whom a copy of this Prospectus is delivered, upon the written or oral request of such person, a copy of any or all of the foregoing documents incorporated herein by reference (other than certain exhibits). Requests for such documents should be directed to Michael W. McCarthy, Manager of Investor Relations, Photronics, Inc., P.O. Box 5226, 15 Secor Road, Brookfield, Connecticut, 06804, telephone
(203) 775-9000.

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information and consolidated financial statements incorporated by reference and appearing elsewhere in this Prospectus. All applicable share and per share numbers reflect a 3-for-2 stock split and an increase in authorized shares of Common Stock to 20,000,000 effected in March 1995. Unless otherwise indicated, the information in this Prospectus assumes no exercise of the Underwriters' over-allotment option.

                                  THE COMPANY

     Photronics, Inc. ("Photronics" or the "Company") is a leading manufacturer of photomasks, which are primarily used by the semiconductor industry in the manufacture of integrated circuits. The Company's photomasks, which are high precision photographic quartz plates containing microscopic images of electronic circuits, are manufactured in Photronics' four manufacturing facilities in the United States in accordance with circuit designs provided on a confidential basis by its customers. The Company images circuit patterns onto photomasks using laser-based or electron beam technologies and, to a lesser degree, optical-based technologies.

     Photomasks are a key element in the manufacture of semiconductors and are used as masters to transfer circuit patterns onto semiconductor wafers during the fabrication of integrated circuits and, to a lesser extent, other types of electronic components. Each circuit consists of a series of separate patterns, each of which is imaged onto a different photomask. The resulting series of photomasks is then used to successively layer the circuit patterns onto the semiconductor wafer. Demand for photomasks is driven both by semiconductor design activity and the complexity of integrated circuits. As the complexity of integrated circuits has increased, the number of photomasks used in the manufacture of a single circuit also has increased. According to Dataquest, in 1994 worldwide semiconductor sales exceeded $100 billion. Based upon industry estimates, photomask sales for 1994 exceeded $300 million in North America.

     Photomasks are manufactured by independent manufacturers, like the Company, and captives, which are semiconductor manufacturers that produce almost exclusively for their own fabrication of integrated circuits. Since the mid-1980s, there has been in the United States a trend toward the divestiture or closing of captive photomask operations by semiconductor manufacturers. As a result, the share of the market served by independents increased significantly. During the same period, due in part to competitive pressures and increasing capital requirements, the number of significant independent manufacturers decreased from approximately 12 in the mid-1980s to four in 1994. In response to these trends, the Company has completed a number of strategic acquisitions, including acquisitions of operations in Dallas, Texas in October 1993 and in Sunnyvale, California in December 1994. These two recent acquisitions were primarily responsible for the significant increases in the Company's net sales and net income in fiscal 1994 and the first three months of fiscal 1995.

     The Company's objective is to expand its position as a leader in the manufacture of photomasks. The Company's strategy includes ensuring strong customer relationships through high levels of customer satisfaction, maintaining technological leadership through investment in state-of-the-art manufacturing capabilities and leveraging the Company's network of manufacturing facilities to provide timely product delivery and rapid response to customer demands. The Company has expanded sales in international markets by serving customers from its facilities in the United States and by forming strategic alliances with photomask manufacturers in certain foreign countries. In March 1995, the Company announced that it will establish a facility in Singapore, and it intends to continue to increase its presence in selected international markets.

     The Company sells its products primarily through a direct sales force. The Company conducts its sales activities from 11 locations in the United States and one in the United Kingdom. The Company's customers include Advanced Micro Devices, Inc., Cypress Semiconductor Corporation, LSI Logic Corporation, Micron Technology, Inc., Motorola, Inc., National Semiconductor Corporation, Orbit Semiconductor, Inc., Raytheon Company, Texas Instruments Incorporated, VLSI Technology, Inc. and Zilog, Inc.

                                  THE OFFERING


Common Stock Offered by the Company.................  1,290,000 shares
Common Stock Offered by the Selling Shareholders....  110,000 shares
Common Stock Outstanding after the Offering(1)......  11,203,415 shares
Use of Proceeds.....................................  Capital expenditures for establishment and expansion of manufacturing
                                                      facilities, including in Texas and
                                                      Singapore.
Nasdaq National Market Symbol.......................  PLAB


                      SUMMARY CONSOLIDATED FINANCIAL DATA
                     (in thousands, except per share data)

                                                                               THREE MONTHS
                                          YEAR ENDED OCTOBER 31,            ENDED JANUARY 31,
                                      -------------------------------     ----------------------
                                       1992        1993        1994        1994        1995(2)
                                      -------     -------     -------     -------    -----------
STATEMENT OF EARNINGS DATA:
Net sales...........................  $41,305     $48,363     $80,696     $18,857       $26,176
Operating income....................    5,868       6,991     14,237        2,921         4,868
Income before income taxes..........    6,719       7,436     15,301        2,997         5,202
Net income(3).......................    4,367       4,908     10,336        2,275         3,267
Net income per common share(3)......  $  0.55     $  0.59     $ 1.03      $  0.23       $  0.32
Weighted average number of common
  shares outstanding................    7,998       8,372     10,062        9,938        10,256


                                                                             JANUARY 31, 1995
                                                                          -----------------------
                                                          OCTOBER 31,                     AS
                                                             1994          ACTUAL     ADJUSTED(4)
                                                          -----------     --------    -----------
BALANCE SHEET DATA:
Cash, cash equivalents and short-term investments....       $27,627       $ 21,609     $  46,167
Working capital......................................        32,329         26,907        51,718
Property, plant and equipment........................        36,948         42,066        42,066
Total assets.........................................        98,346        113,176       137,734
Long-term debt, less current portion.................           495          1,855         1,855
Total shareholders' equity...........................        80,402         86,283       111,094


- ---------------

(1) Excludes 403,198 shares reserved for issuance pursuant to currently exercisable options with a weighted average exercise price of $4.41 per share.


(2) On December 1, 1994, the Company acquired substantially all of the assets of Hoya Micro Mask, Inc. ("Micro Mask"), an independent photomask manufacturer with manufacturing operations located in Sunnyvale, California. The consolidated statement of earnings for the three months ended January 31, 1995 includes the operating results of the acquired Micro Mask operations only from December 1, 1994. See "Management's Discussion and Analysis of Results of Operations and Financial Condition" and Note 13 of Notes to Consolidated Financial Statements.

(3) The Company adopted Statement of Financial Accounting Standards No. 109 ("SFAS 109"), "Accounting for Income Taxes," effective November 1, 1993. The cumulative effect of adopting SFAS 109 was an increase in income of $237,000, or $0.02 per share, for both fiscal 1994 and the three months ended January 31, 1994. See Note 1 of Notes to Consolidated Financial Statements.


(4) As adjusted to give effect to (i) the sale of 1,290,000 shares of Common Stock offered hereby by the Company at an assumed public offering price of $20.25 per share (the last sale price of the Company's Common Stock as reported on the Nasdaq National Market on April 12, 1995), (ii) the exercise by certain Selling Shareholders of options to purchase, in the aggregate, 40,000 shares of Common Stock at exercise prices ranging from $1.83 to $3.17 per share and of a warrant to purchase 7,500 shares of Common Stock with an exercise price of $5.24 per share, all of which shares will be sold in this offering and (iii) the application of the estimated net proceeds therefrom. See "Use of Proceeds" and "Capitalization."

                                  RISK FACTORS

     In addition to the other information in this Prospectus, the following should be considered carefully in evaluating the Company and its business before purchasing the Common Stock offered by this Prospectus.

UNCERTAIN DEMAND FOR PHOTOMASKS; CYCLICAL NATURE OF SEMICONDUCTOR INDUSTRY

     The Company believes that, during the early 1990s, unit sales of photomasks were relatively flat, and the Company and other independent manufacturers experienced price reductions. Although demand for photomasks increased in 1994, there can be no assurance that demand will not decline or that pressure to reduce prices will not continue. In addition, substantially all of the Company's net sales are derived from customers in the semiconductor industry. This industry is highly cyclical and has been characterized by periodic downturns, which in some cases have had severe effects on suppliers to the industry. There can be no assurance that any of the foregoing factors will not have a material adverse effect on the Company's business and results of operations. See "Management's Discussion and Analysis of Results of Operations and Financial Condition" and "Business--Industry Overview."

DEPENDENCE ON MAJOR CUSTOMERS

     Approximately 36% of the Company's net sales in fiscal 1994 was derived from sales to Texas Instruments Incorporated ("Texas Instruments"). An additional 18% of net sales in fiscal 1994 was derived from sales to the Company's next four largest customers, no one of which accounted for more than approximately 5% of net sales. None of the Company's customers has contracts requiring it to purchase any minimum quantity of photomasks from the Company, and any loss of, or significant reduction in, orders from any of these customers, particularly Texas Instruments, could have a material adverse effect on the Company's business and results of operations. The Company currently supplies substantially all of the photomasks used by the operations of Texas Instruments in North America. Large semiconductor manufacturers typically have multiple sources of supply of photomasks, and Texas Instruments could utilize additional sources of supply in the future, which could have a material adverse effect on the Company's business and results of operations. See "Management's Discussion and Analysis of Results of Operations and Financial Condition" and "Business--Customers."

MANAGEMENT OF EXPANDING OPERATIONS; LIMITED ADDITIONAL ACQUISITION OPPORTUNITIES

     The Company has recently experienced rapid expansion of its operations, primarily due to its acquisitions of the photomask manufacturing operations of Toppan Printronics (USA), Inc. ("TPI") in October 1993 and Micro Mask in December 1994. In addition, the Company currently is expanding its manufacturing capacity and plans to relocate its Texas manufacturing operations to a new facility and establish a manufacturing facility in Singapore. The Company also from time to time evaluates and enters into negotiations with respect to potential acquisitions, and the Company may make additional acquisitions in the future. This expansion has placed, and is expected to continue to place, significant demands on the Company's administrative, operational and financial personnel and systems. The Company has in the past experienced, and could in the future experience, difficulties and delays in ramping up new production facilities. Managing acquired operations entails numerous operational and financial risks, including difficulties in the assimilation of acquired operations, diversion of management's attention to other business concerns, amortization of acquired intangible assets and potential loss of key employees of acquired operations. Sales of acquired operations also may decline following the acquisition, particularly if there is an overlap of customers served by the Company and the acquired operation, and such customers transition to another vendor in order to ensure a second source of supply. In this respect, the Company believes that there was some degree of overlap between the Company's customers and those of Micro Mask, and some of these customers may transition to second sources of supply. Furthermore, in connection with any future acquisitions, the Company would be required to utilize its cash reserves and/or issue new securities, which could have a dilutive effect on the Company's earnings per share, particularly during the initial integration of the acquired operations into the Company's operations. Any failure of the Company to successfully manage its expanding operations could have a material adverse effect on the Company's business and results of operations.

     A substantial majority of the Company's increases in net sales and net income in fiscal 1994 and the three months ended January 31, 1995 were attributable to the acquisitions of TPI and Micro Mask, respectively. The Company believes that there are limited remaining opportunities to acquire significant photomask operations in the United States. Any future growth in net sales in the United States therefore will substantially depend upon growth in the Company's existing business, and there can be no assurance that such growth will occur. See "Management's Discussion and Analysis of Results of Operations and Financial Condition."

FLUCTUATIONS IN QUARTERLY PERFORMANCE

     In the past, the Company experienced fluctuations in its quarterly operating results, and it anticipates that such fluctuations will continue and could intensify in the future. Fluctuations in operating results may result in volatility in the price of the Common Stock. Operating results may fluctuate as a result of many factors, including size and timing of orders and shipments, product mix, sales of equipment (which have widely varying gross margins), technological change, competition, loss of significant customers and general economic conditions. The Company's customers generally order the Company's products on an as-needed basis, and substantially all of the Company's net sales in any quarter are dependent on orders received during that quarter. Since the Company operates with a limited backlog and the rate of new orders may vary significantly from month to month, the Company's capital expenditures and expense levels are based primarily on sales forecasts. Consequently, if anticipated sales in any quarter do not occur when expected, capital expenditures and expense levels could be disproportionately high, and the Company's operating results would be adversely affected. See "Management's Discussion and Analysis of Results of Operations and Financial Condition" and
Note 12 of Notes to Consolidated Financial Statements.

EXPANSION INTO INTERNATIONAL MARKETS

     In fiscal 1994, international sales accounted for approximately 13% of the Company's net sales. The Company believes that achieving significant additional international sales will require it, among other things, to develop a local presence in the markets on which it is focused, which would require a significant investment of financial, management, operational and other resources. In March 1995, the Company announced plans to establish a facility in Singapore. In international markets, existing independent photomask suppliers, including, in certain markets, DuPont Photomasks, Inc. ("DuPont"), have significant local presences and market share. Accordingly, the Company expects to encounter significant competition which could affect the Company's success in establishing a significant presence in international markets that it targets.

     Operations outside the United States are subject to inherent risks, including fluctuations in exchange rates, political and economic conditions in various jurisdictions, unexpected changes in regulatory requirements, tariffs and other trade barriers, difficulties in staffing and managing foreign operations, longer accounts receivable payment cycles and potentially adverse tax consequences. There can be no assurance that such factors will not have a material adverse effect on the Company's ability to generate sales outside the United States and, consequently, on the Company's business and results of operations. See "Management's Discussion and Analysis of Results of Operations and Financial Condition" and "Business--Strategy."

TECHNOLOGICAL CHANGE

     The photomask industry has been and is expected to continue to be characterized by technological change and evolving industry standards. In order to remain competitive, the Company will be required to continually anticipate, respond to and utilize changing technologies. In particular, the Company believes that as semiconductor geometries continue to become smaller, the Company will be required to manufacture optical proximity correction and phase-shift photomasks. These technologies currently are in developmental stages and the Company has not yet manufactured these types of photomasks in volume. In addition, demand for photomasks has been and in the future could be adversely affected by changes in methods of semiconductor manufacturing (which could affect the type or quantity of photomasks utilized) or market acceptance of alternative methods of transferring circuit designs. If the Company were unable, due to resource, technological or other constraints, to anticipate, respond to or utilize these or other changing technologies, the Company's business and results of operations could be materially adversely affected. See "Business--Research and Development."

FUTURE CAPITAL NEEDS UNCERTAIN

     The manufacture of photomasks requires a significant investment in capital equipment. The Company expects that it will be required to continue to make significant capital expenditures in connection with its operations in the United States. The Company also has initiated a strategy to increase its presence in certain international markets in which it does not yet have a significant presence. Any expansion of the Company's operations in these markets would require significant additional investment in new manufacturing facilities. There can be no assurance that the Company will be able to obtain any additional capital required in connection with such expansion on reasonable terms, or at all, or that any such expansion will not have a material adverse effect on the Company's business and results of operations, particularly during the start-up phase of new operations. See "Management's Discussion and Analysis of Results of Operations and Financial Condition."

COMPETITION

     The photomask industry is highly competitive, and most of the Company's customers utilize more than one photomask supplier. In the United States, the Company competes primarily with DuPont and, to a lesser extent, with other smaller independent photomask suppliers. The Company also competes with semiconductor manufacturers' captive photomask manufacturing operations. The Company expects to face continued competition from these and other suppliers in the future. DuPont, which has competed aggressively in the past, and certain potential competitors in international markets have substantially greater financial, technical, sales, marketing and other resources, as well as greater name recognition, than the Company.

     The Company's ability to compete primarily depends upon the consistency of product quality and timeliness of delivery, as well as pricing, technical capability and service. The Company also believes that proximity to customers is an important competitive factor in certain markets. In the past, competition led to pressure to reduce prices which, the Company believes, contributed to the decrease in the number of independent manufacturers. There can be no assurance that pressure to reduce prices will not continue. See "Business--Competition."

DEPENDENCE ON SUPPLIERS

     Raw materials utilized by the Company generally include high precision quartz plates, which are used as photomask blanks, pellicles, which are protective transparent cellulose membranes, and electronic grade chemicals used in the manufacturing process. The Company has established purchasing arrangements with each of Hoya Corporation USA, the parent of Micro Mask ("Hoya"), and Toppan Printing Co., Ltd. ("Toppan") pursuant to which the Company purchases substantially all of its photomask blanks. The Company expects that it will continue to purchase substantially all of its photomask blanks from Hoya and Toppan so long as their price, quality and delivery and service are competitive. Any delays or quality problems in connection with significant raw materials, particularly photomask blanks from either Hoya or Toppan, could cause delays in shipments of photomasks which could adversely affect the Company's business and results of operations. The fluctuation of exchange rates with respect to prices of significant raw materials used in manufacturing also could have a material adverse effect on the Company's business and results of operations, although the Company has not experienced any such effect to date. See "Business--Materials and Supplies."

CONTROL BY MANAGEMENT


     Following the offering made hereby, officers and directors of the Company and their affiliates will beneficially own approximately 37% of the Company's outstanding Common Stock, including shares held by Toppan that are subject to an agreement with the Company which, among other things, requires Toppan to vote its shares for nominees for director proposed by the Company's board. This concentration of ownership will enable management to exercise substantial influence over the election of directors and other corporate transactions requiring shareholder approval, including mergers, consolidations or other significant transactions. This concentration of ownership could prevent or delay a change in control of the Company. See "Principal and Selling Shareholders."


DEPENDENCE ON MANAGEMENT AND TECHNICAL PERSONNEL

     The Company's success depends upon, in part, key managerial, engineering and technical personnel, as well as its ability to continue to attract and retain additional personnel. The loss of certain key personnel could have a material adverse effect upon the Company's business and results of operations. There can be no assurance that the Company can retain its key managerial, engineering and technical employees or that it can attract similar additional employees in the future. While the Company believes that it provides competitive compensation and incentive packages, it does not have written employment agreements with employees. See "Business--Employees" and "Management."

FLUCTUATIONS IN STOCK PRICE

     The trading prices of the Company's Common Stock have fluctuated significantly. The prices at which the Common Stock trades are determined in the marketplace and may be influenced by many factors, including the performance of, and investor expectations for, the Company, the trading volume in the Common Stock and general economic and market conditions. In addition, in recent years the stock market in general, and the shares of technology companies in particular, have experienced extreme price and volume fluctuations. This volatility has substantially affected the market prices of securities issued by many companies for reasons unrelated to their operating performance. These broad market fluctuations may adversely affect the market price of the Company's Common Stock. There can be no assurance as to the price at which the Common Stock will trade in the future. See "Price Range of Common Stock."

SHARES ELIGIBLE FOR FUTURE SALE


     Upon completion of this offering, the Company will have 11,203,415 shares of Common Stock outstanding. Of these shares, 7,382,015 shares will be freely tradable without restriction or further registration under the Securities Act of 1933, as amended (the "1933 Act"), and 3,821,400 shares will be "restricted" securities within the meaning of Rule 144. Due to lock-up agreements and restrictions under the 1933 Act, none of the restricted shares will be eligible for sale before 90 days after the date of this Prospectus. Beginning 90 days after the date of this Prospectus (or earlier upon release by Robertson, Stephens & Company from lock-up agreements), 2,231,400 of such restricted shares will be eligible for sale in the open market under and subject to restrictions contained in Rule 144. Robertson, Stephens & Company reserves the right to release the holders of such shares from such lock-up agreements at any time without notice. The Company is unable to estimate the number of shares that may be sold pursuant to the foregoing methods of sale because such sales will depend on the market price for the Common Stock, the personal circumstances of sellers and other factors. In addition, options to purchase 986,528 shares of Common Stock were outstanding as of January 31, 1995. The holder of 1,590,000 shares of Common Stock has certain demand and piggyback registration rights beginning in 1996. Any sale of substantial amounts of Common Stock in the open market may significantly reduce the market price of the Common Stock. See "Underwriting."

                                  THE COMPANY

     The Company is a Connecticut corporation, organized in 1969. The Company changed its name in April 1990 from Photronics Labs, Inc. Its principal executive offices are located at 1061 East Indiantown Road, Jupiter, Florida 33473, telephone (407) 747-4163.

                                USE OF PROCEEDS


     The net proceeds to the Company from the sale of the 1,290,000 shares of Common Stock offered by the Company hereby, after deducting estimated underwriting discounts, commissions and offering expenses payable by the Company, are expected to be approximately $24.4 million ($28.5 million if the Underwriters' over-allotment option is exercised in full). The Company also will receive approximately $122,000 upon the exercise of options and a warrant by certain Selling Shareholders but will not receive any of the proceeds from the sale of the Common Stock by the Selling Shareholders.



     The Company intends to use such proceeds to provide (i) approximately $20 million for the construction of a new state-of-the-art facility in Allen, Texas, a suburb of Dallas, to relocate the operations acquired by the Company in October 1993 and to fund the expansion of manufacturing and research and development capacity in existing manufacturing facilities, and (ii) the balance, together with other resources available to the Company, for the establishment of a new facility in Singapore. The foregoing represents the Company's best estimate of the allocation of the net proceeds of this offering based upon current economic and industry conditions and the current state of its business operations and plans. The application of proceeds for any particular purpose will depend on a number of factors, including the timing of expenditures and the availability of funds from operations or other sources. As a result, the Company may find it desirable, and reserves the right, to change the allocation of funds. In addition, from time to time the Company evaluates and enters into negotiations with respect to potential acquisitions of the equipment and other assets of both captive and independent photomask manufacturers and may, as opportunities become available, make such acquisitions in the future. See "Management's Discussion and Analysis of Results of Operations and Financial Condition." Pending such uses, proceeds will be invested in short-term instruments.

                          PRICE RANGE OF COMMON STOCK

     The Company's Common Stock has been quoted on the Nasdaq National Market under the symbol "PLAB" since the Company's initial public offering in March 1987. The following table sets forth the high and low sale prices for the Common Stock as reported on the Nasdaq National Market for the periods indicated, adjusted to reflect a 3-for-2 stock split effected on March 20, 1995.


                                                                               HIGH       LOW
                                                                               ----       ---
Fiscal year ended October 31, 1993
     First quarter...........................................................  $10        $ 5 13/16
     Second quarter..........................................................    9 13/16    8 5/16
     Third quarter...........................................................    9 11/16    6 1/2
     Fourth quarter..........................................................    9 1/2      6 13/16
Fiscal year ended October 31, 1994
     First quarter...........................................................  $12        $ 9
     Second quarter..........................................................   14 1/2     11
     Third quarter...........................................................   14 11/16   10 13/16
     Fourth quarter..........................................................   18 3/16    11 5/16
Fiscal year ending October 31, 1995
     First quarter...........................................................  $20 1/2    $15 13/16
     Second quarter (through April 12, 1995).................................   24 1/2     19 3/16



     On April 12, 1995, the last sale price for the Common Stock as reported on the Nasdaq National Market was $20.25 per share. As of December 31, 1994, there were 273 shareholders of record.


                                DIVIDEND POLICY

     The Company has not paid any cash dividends to date and, for the foreseeable future, anticipates that earnings will continue to be retained for use in its business. The terms of the Company's financing agreements contain certain financial covenants, including covenants that require the maintenance of minimum net worth and compliance with ratios of (i) total unsubordinated liabilities to tangible net worth, (ii) accounts receivable and cash to current liabilities and (iii) earnings before interest and taxes to consolidated interest and the current portion of long-term debt, which could have the effect of limiting the payment of dividends.

                                 CAPITALIZATION


     The following table sets forth the capitalization of the Company as of January 31, 1995 and as adjusted to give effect to (i) the sale of 1,290,000 shares of Common Stock being offered by the Company hereby at an assumed public offering price of $20.25 per share (the last sale price of the Company's Common Stock as reported on the Nasdaq National Market on April 12, 1995) and (ii) the issuance of 47,500 shares of Common Stock upon the exercise of options and a warrant by certain Selling Shareholders.



                                                                           JANUARY 31, 1995
                                                                       -------------------------
                                                                       ACTUAL        AS ADJUSTED
                                                                       -------       -----------
                                                                        (DOLLARS IN THOUSANDS,
                                                                       EXCEPT PER SHARE AMOUNTS)
Long-term debt, less current portion.................................  $ 1,855        $   1,855
                                                                       -------       -----------
Shareholders' equity:
  Preferred Stock $0.01 par value, 2,000,000 shares authorized; none
     issued and outstanding..........................................       --               --
  Common Stock, $0.01 par value, 20,000,000 shares authorized;
     10,002,416 shares issued and outstanding; 11,339,915 shares
     issued and outstanding as adjusted(1)...........................      100              113
  Additional paid-in capital.........................................   41,419           66,217
  Retained earnings..................................................   37,605           37,605
  Unrealized gains on investments(2).................................    8,020            8,020
  Treasury stock, 136,500 shares, at cost............................     (245)            (245)
  Deferred compensation on restricted stock(3).......................     (616)            (616)
                                                                       -------       -----------
     Total shareholders' equity......................................   86,283          111,094
                                                                       -------       -----------
       Total capitalization..........................................  $88,138        $ 112,949
                                                                       =======         ========


- ---------------

(1) Excludes 403,198 shares reserved for issuance pursuant to currently exercisable options with a weighted average exercise price of $4.41 per share.


(2) Reflects unrealized gains on the Company's shares in two publicly-held technology companies. All of such shares were acquired in private transactions and are subject to restrictions on transfer under the 1933 Act. See Notes 1 and 2 of Notes to Consolidated Financial Statements.

(3) See Note 8 of Notes to Consolidated Financial Statements.

                      SELECTED CONSOLIDATED FINANCIAL DATA

    The following selected consolidated financial data of the Company as of October 31, 1990, 1991, 1992, 1993 and 1994 and for each of the years then ended have been derived from the audited consolidated financial statements of the Company. The financial statements as of October 31, 1993 and 1994 and for each of the years in the three year period ended October 31, 1994, and the report of Deloitte & Touche LLP, independent auditors, with respect to such periods, are included elsewhere in this Prospectus. The selected consolidated financial data as of January 31, 1995 and for the three months ended January 31, 1994 and 1995 have been derived from the Company's unaudited consolidated financial statements which, in the opinion of the Company, include all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of such data. Results for the three months ended January 31, 1995 are not necessarily indicative of results that may be expected for the full year. The data are qualified by reference to, and should be read in conjunction with, "Management's Discussion and Analysis of Results of Operations and Financial Condition" and the Consolidated Financial Statements and related notes and other financial information appearing elsewhere in this Prospectus or incorporated by reference herein.

                                                                                                           THREE MONTHS
                                                                                                               ENDED
                                                                 YEARS ENDED OCTOBER 31,                    JANUARY 31,
                                                     -----------------------------------------------     -----------------
                                                      1990      1991      1992      1993      1994        1994     1995(1)
                                                     -------   -------   -------   -------   -------     -------   -------
                                                                   (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
STATEMENT OF EARNINGS DATA:
Net sales..........................................  $37,370   $42,158   $41,305   $48,363   $80,696     $18,857   $26,176
Costs and expenses:
  Cost of sales....................................   23,100    25,853    27,142    32,048    51,204      12,525    16,417
  Selling, general and administrative..............    5,442     4,986     5,746     6,580    10,517       2,274     3,543
  Research and development.........................    2,468     2,613     2,549     2,744     4,738       1,137     1,348
                                                     -------   -------   -------   -------   -------     -------   -------
Operating income...................................    6,360     8,706     5,868     6,991    14,237       2,921     4,868
Gain on insurance settlements......................       --     1,479        --        --        --          --        --
Interest and other income (expense), net...........      (57)      747       851       445     1,064          76       334
                                                     -------   -------   -------   -------   -------     -------   -------
Income before income taxes.........................    6,303    10,932     6,719     7,436    15,301       2,997     5,202
Provision for income taxes(2)......................    2,332     4,155     2,352     2,528     4,965         722     1,935
                                                     -------   -------   -------   -------   -------     -------   -------
Net income(2)......................................  $ 3,971   $ 6,777   $ 4,367   $ 4,908   $10,336     $ 2,275   $ 3,267
                                                     ========  ========  ========  ========  ========    ========  ========
Net income per common share(2).....................  $  0.69   $  0.89   $  0.55   $  0.59   $  1.03     $  0.23   $  0.32
                                                     ========  ========  ========  ========  ========    ========  ========
Weighted average number of common shares
  outstanding......................................    5,721     7,562     7,998     8,372    10,062       9,938    10,256
                                                     ========  ========  ========  ========  ========    ========  ========

                                                                       OCTOBER 31,
                                                     -----------------------------------------------        JANUARY 31,
                                                      1990      1991      1992      1993      1994             1995
                                                     -------   -------   -------   -------   -------     -----------------
                                                                                (IN THOUSANDS)
BALANCE SHEET DATA:
Cash, cash equivalents and short-term
  investments......................................  $ 6,653   $19,913   $16,703   $11,722   $27,627              $ 21,609
Working capital....................................   11,121    23,506    20,771    17,577    32,329                26,907
Property, plant and equipment......................   14,801    17,097    24,168    40,218    36,948                42,066
Total assets(3)....................................   32,617    47,850    52,026    74,441    98,346               113,176
Long-term debt, less current portion...............    2,452     1,758     1,698     1,051       495                 1,855
Total shareholders' equity(3)......................   22,537    39,384    44,011    62,626    80,402                86,283

- ---------------
(1) On December 1, 1994, the Company acquired substantially all of the assets of Micro Mask. The Consolidated Statement of Earnings for the three months ended January 31, 1995 includes the operating results of the acquired Micro Mask operations only from December 1, 1994. See "Management's Discussion and Analysis of Results of Operations and Financial Condition" and Note 13 of Notes to Consolidated Financial Statements.

(2) The Company adopted SFAS 109 effective November 1, 1993. The cumulative effect of adopting SFAS 109 was a benefit of $237,000, or $0.02 per share, for both fiscal 1994 and the three months ended January 31, 1994. See Note 1 of Notes to Consolidated Financial Statements.

(3) Under Statement of Financial Accounting Standards No. 115, which the Company adopted effective October 31, 1994, equity investments are included in assets at fair market value and unrealized gains on investments, net of tax, are reported as a separate component of total shareholders' equity. See Notes 1 and 2 of Notes to Consolidated Financial Statements.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

OVERVIEW

     The Company is a leading manufacturer of photomasks which are a key element in the manufacture of semiconductors. The market for photomasks consists primarily of semiconductor manufacturers and designers, including manufacturers that have the capability to manufacture photomasks. During the past several years, a number of factors resulted in the divestiture or closing of captive manufacturing operations by semiconductor manufacturers in the United States and the consolidation of market share among a small number of independent manufacturers. In response to these trends, the Company completed a number of strategic acquisitions, including acquisitions of TPI in October 1993 and of Micro Mask in December 1994. These two recent acquisitions were primarily responsible for the significant increases in the Company's net sales and net income in fiscal 1994 and the first three months of fiscal 1995. For further information concerning the terms of the Micro Mask acquisition, see "Business--Properties." The Company believes that there are limited remaining opportunities to acquire significant photomask operations in the United States. Any future growth in net sales in the United States therefore will substantially depend upon growth in the Company's existing business, and there can be no assurance that such growth will occur. Managing acquired operations entails numerous operational and financial risks. See "Risk Factors--Management of Expanding Operations; Limited Additional Acquisition Opportunities."

     The Company intends to increase its manufacturing capabilities and its market presence by investing in facilities and state-of-the-art equipment and acquiring, where appropriate, the operations of other manufacturers. As part of the Company's expansion into Texas, the Company is constructing a new state-of-the-art facility in the Dallas area to relocate the Texas operations acquired in 1993.

     The Company also has expanded sales in international markets by serving customers from current facilities and by forming strategic partnerships with overseas photomask manufacturers. Foreign sales accounted for approximately 2% of the Company's net sales for fiscal 1992, 8% for fiscal 1993 and 13% for fiscal 1994. As part of its strategy to increase international sales, the Company announced in March 1995 that it would establish a facility in Singapore.

     The Company believes that, during the early 1990s, unit sales of photomasks were relatively flat, and the Company and other independent manufacturers experienced price reductions. Although demand for photomasks increased in 1994, there can be no assurance that demand will not decline or that pressure to reduce prices will not continue.

RESULTS OF OPERATIONS

     The following table sets forth, for the periods indicated, the percentage of net sales represented by certain items in the Company's Consolidated Statement of Earnings for each period:

                                                                                THREE MONTHS
                                                                                    ENDED
                                                  YEARS ENDED OCTOBER 31,        JANUARY 31,
                                                 -------------------------     ---------------
                                                 1992      1993      1994      1994      1995
                                                 -----     -----     -----     -----     -----
    Net sales..................................  100.0%    100.0%    100.0%    100.0%    100.0%
    Costs and expenses:
      Cost of sales............................   65.7      66.3      63.4      66.4      62.7
      Selling, general and administrative......   13.9      13.6      13.0      12.1      13.5
      Research and development.................    6.2       5.6       5.9       6.0       5.2
                                                 -----     -----     -----     -----     -----
    Operating income...........................   14.2      14.5      17.7      15.5      18.6
    Interest and other income, net.............    2.1       0.9       1.3       0.4       1.3
                                                 -----     -----     -----     -----     -----
    Income before income taxes.................   16.3      15.4      19.0      15.9      19.9
    Provision for income taxes(1)..............    5.7       5.2       6.2       3.8       7.4
                                                 -----     -----     -----     -----     -----
    Net income(1)..............................   10.6%     10.2%     12.8%     12.1%     12.5%
                                                 =====     =====     =====     =====     =====

- ---------------
(1) Includes a benefit from the adoption of SFAS 109 of $237,000 for both fiscal 1994 and the three months ended January 31, 1994, or 0.3% and 1.3%, respectively.

     Three months ended January 31, 1995 and 1994

     A significant portion of the material changes in each category of the Company's results of operations for the three months ended January 31, 1995, as compared to the same period in the prior fiscal year, is attributable to the acquisition, on December 1, 1994, of the photomask manufacturing operations and assets of Micro Mask in Sunnyvale, California.

     Net sales. Net sales for the three months ended January 31, 1995 increased 38.8% to $26.2 million compared with $18.9 million in the same period in the prior fiscal year. The increase is attributable to the inclusion of two months' sales by the Company's new Sunnyvale facility and generally stronger demand from its existing customer base.

     Cost of sales. Cost of sales for the three months ended January 31, 1995 increased 31.1% to $16.4 million compared to $12.5 million for the same period in the prior fiscal year, resulting primarily from increased sales, together with higher employee incentive compensation expenses resulting from the Company's performance. In addition, employee benefit costs for the three months ended January 31, 1995 increased as the majority of the employees at the Texas facility were not yet eligible for benefits in the three months ended January 31, 1994. As a percentage of net sales, cost of sales decreased to 62.7% for the three months ended January 31, 1995 as compared with 66.4% in the prior fiscal year quarter. The decrease was primarily due to improved capacity utilization and greater operating efficiencies resulting from sales volume increases at the Company's existing facilities in Brookfield, Dallas and Milpitas. This improvement was offset somewhat by a change in the Company's business mix and lower margins in the Sunnyvale operation. The Company anticipates that its fixed operating costs will increase in connection with its planned expansion of capacity.

     Selling, general and administrative expenses. Selling, general and administrative expenses increased 55.8% to $3.5 million for the three months ended January 31, 1995 compared with $2.3 million for the same period in the prior fiscal year. The increase was due largely to higher employee incentive compensation expense provisions as a result of performance and the inclusion of two months' expenses of the Sunnyvale facility. Furthermore, the Company overall had increases in staffing levels, as well as general increases in wages and other expenses. As a percentage of net sales, selling, general and administrative expenses increased to 13.5% in the three months ended January 31, 1995 compared with 12.1% in the corresponding fiscal 1994 period.

     Research and development expenses. Research and development expenses for the three months ended January 31, 1995 increased 18.6% to $1.3 million compared to $1.1 million for the same period for the prior fiscal year, primarily as a result of several advanced technology photomask projects. However, as a percentage of net sales, research and development expenses declined to 5.2% for the three months ended January 31, 1995 compared to 6.0% in the corresponding prior fiscal year period, reflecting increased net sales. The Company expects to increase its research and development efforts.

     Interest and other income, net. Interest and other income, net, for the three months ended January 31, 1995 increased to $334,000 compared to $76,000 for the same period for the prior fiscal year due principally to increases in interest income resulting from higher levels of funds available for investment, coupled with higher prevailing interest rates. In addition, the Company had net gains on the disposition of investments during the three months ended January 31, 1995.

     Provision for income taxes. For the three months ended January 31, 1995 the Company provided Federal and state income taxes at an estimated combined effective annual rate of approximately 37% as compared to 32% in the same period for the prior fiscal year. The increase in the Company's estimated tax rate is primarily due to a larger portion of income being subject to the 35% incremental Federal income tax rate and a greater portion of the Company's income being generated in California. For the three months ended January 31, 1994, the Company recognized the cumulative effect of the adoption of SFAS 109, resulting in a benefit of $237,000 or $0.02 per share.

     Fiscal years ended October 31, 1994, 1993 and 1992

     A significant portion of the changes in each category of the Company's results of operations for fiscal 1994 as compared to the prior fiscal year is attributable to the acquisition, on October 1, 1993, of the photomask manufacturing operations and assets of TPI in Dallas, Texas. As a result of the acquisition, Texas Instruments became the Company's largest customer in fiscal 1994.

     Net sales. Net sales for fiscal 1994 increased 66.8% to $80.7 million compared with net sales of $48.4 million in the prior fiscal year. The increase is primarily attributable to the first full year of sales by the Company's new Texas facility. Furthermore, the Company experienced stronger demand generally throughout the year from its existing customer base as well as higher export sales. Approximately 36% of the Company's net sales in fiscal 1994 was derived from sales to Texas Instruments, and an additional 18% was derived from sales to the Company's next four largest customers, no one of which accounted for more than approximately 5% of net sales. Any loss of, or reduction in orders from any of these customers, particularly Texas Instruments, could have a material adverse effect on the Company's business and results of operations. See "Risk Factors--Dependence on Major Customers." Net sales for fiscal 1993 represented an increase of 17.1% over 1992 sales of $41.3 million. The increase in fiscal 1993 was attributable to various factors including sales, commencing October 1, 1993, from the Company's new Texas facility as well as sales from a company which became a wholly-owned subsidiary in the second quarter of fiscal 1993. Shipments to customers from existing facilities were also higher as a result of stronger demand generally.

     Cost of sales. In fiscal 1994, cost of sales increased 59.8% to $51.2 million compared to $32.0 million for the prior fiscal year principally as a result of the increase in sales. However, as a percentage of sales, cost of sales decreased to 63.4% compared with 66.3% in fiscal 1993. The decrease was primarily due to the improved capacity utilization afforded by sales volume increases and a more favorable product mix. Cost of sales for fiscal 1993 increased 18.1% to $32.0 million compared to $27.1 million for fiscal 1992. As a percentage of net sales, cost of sales increased to 66.3% in fiscal 1993 from 65.7% in fiscal 1992. This was primarily due to business mix changes which resulted in higher material costs, as well as higher overhead costs from substantial renovations, improvements and technological enhancements completed by the Company.

     Selling, general and administrative expenses. Selling, general and administrative expenses increased 59.8% to $10.5 million in fiscal 1994 compared to $6.6 million for fiscal 1993. The increase was due to the Company's new Texas operations, as well as a provision for higher employee incentive compensation expense resulting from the Company's performance. In addition, the Company had increases in staffing levels, coupled with general increases in wages and other expenses. As a percentage of net sales, selling, general and administrative expenses decreased to 13.0% for fiscal 1994 compared to 13.6% in the prior fiscal year. Selling, general and administrative expenses in fiscal 1993 increased 14.5% to $6.6 million compared to $5.7 million for the prior fiscal year. The increase was primarily attributable to higher personnel costs and the addition of the Texas operations in October 1993. As a percentage of net sales, selling, general and administrative expenses remained relatively flat in fiscal 1993 as compared to fiscal 1992.

     Research and development expenses. Research and development expenses for fiscal 1994 increased 72.7% to $4.7 million from $2.7 million for the prior fiscal year primarily due to the Company's new Texas facility and the commencement of several projects dealing with advanced technology photomasks. As a percentage of net sales, such costs were largely unchanged from the prior fiscal year. Research and development expenses increased 7.7% to $2.7 million in fiscal 1993 compared to $2.5 million in fiscal 1992. Research and development expenses declined slightly as a percentage of net sales, however, to 5.6% in fiscal 1993 from 6.2% of net sales in fiscal 1992.

     Interest and other income, net. For fiscal 1994, interest and other income, net, increased to $1.1 million as compared to $445,000 for the prior fiscal year. The increase resulted from capital gains on the disposition of investments in the third and fourth quarters of fiscal 1994. There were no such gains in fiscal 1993. Beginning October 31, 1994, unrealized gains on investments are recorded as a separate component of total shareholders' equity. See Notes 1 and 2 of Notes to Consolidated Financial Statements. Interest and other income, net, in fiscal 1993 decreased to $445,000 from $851,000 for the previous fiscal year. The decrease was primarily attributable to lower interest income due to a shift to tax-favored investments, lower prevailing interest rates and lower dividends earned.

     Provision for income taxes. For fiscal 1994, the Company provided Federal and state income taxes at an estimated combined effective annual tax rate of 34%. In the first quarter of fiscal 1994, the Company recognized the cumulative effect of the adoption of SFAS 109. This adoption resulted in a benefit of $237,000, or $0.02 per share, for fiscal 1994. The Company's effective income tax rates for fiscal years 1993 and 1992 were 34% and 35%, respectively.

QUARTERLY RESULTS

     The following tables present unaudited quarterly consolidated financial data for each of the nine quarters in the period ended January 31, 1995 and such data as a percentage of net sales. This data has been prepared on a basis consistent with the audited consolidated financial statements appearing elsewhere in this Prospectus, and in the opinion of management, includes all necessary adjustments (consisting only of normal recurring adjustments) to present fairly the unaudited quarterly results when read in conjunction with the audited consolidated financial statements of the Company and notes thereto appearing elsewhere in this Prospectus. The results of operations for any quarter are not necessarily indicative of results to be expected for any future period.

                                                               THREE MONTHS ENDED
                -----------------------------------------------------------------------------------------------------------------
                JANUARY 31,   APRIL 30,   JULY 31,   OCTOBER 31,   JANUARY 31,   APRIL 30,   JULY 31,   OCTOBER 31,   JANUARY 31,
                   1993         1993        1993        1993          1994         1994        1994        1994          1995
                -----------   ---------   --------   -----------   -----------   ---------   --------   -----------   -----------
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
Net sales.....    $11,279      $10,644    $ 11,665     $14,775       $18,857      $18,641    $ 21,313     $21,885       $26,176
Costs and
  expenses:
  Cost of
    sales.....      7,625        7,042       7,638       9,743        12,525       12,177      13,096      13,406        16,417
  Selling,
    general
    and
    administrative. 1,523        1,502       1,720       1,835         2,274        2,259       3,088       2,896         3,543
  Research and
development...        652          672         688         732         1,137        1,105       1,254       1,242         1,348
                -----------   ---------   --------   -----------   -----------   ---------   --------   -----------   -----------
Operating
  income......      1,479        1,428       1,619       2,465         2,921        3,100       3,875       4,341         4,868
Interest and
  other
  income,
  net.........        152          121         140          32            76           95         405         488           334
                -----------   ---------   --------   -----------   -----------   ---------   --------   -----------   -----------
Income before
  income
  taxes.......      1,631        1,549       1,759       2,497         2,997        3,195       4,280       4,829         5,202
Provision for
  income
  taxes(1)....        556          527         598         847           722        1,084       1,515       1,644         1,935
                -----------   ---------   --------   -----------   -----------   ---------   --------   -----------   -----------
Net
  income(1)...    $ 1,075      $ 1,022    $  1,161     $ 1,650       $ 2,275      $ 2,111    $  2,765     $ 3,185       $ 3,267
                =========      =======     =======   =========     =========      =======     =======   =========     =========
Net income per
  common
  share(1)....    $  0.13      $  0.13    $   0.14     $  0.19       $  0.23      $  0.21    $   0.27     $  0.31       $  0.32
                =========      =======     =======   =========     =========      =======     =======   =========     =========
Weighted
  average
  number of
  common
  shares
  outstanding
  (000s)......      7,942        8,262       8,240       8,802         9,938       10,034      10,098      10,180        10,256
                =========      =======     =======   =========     =========      =======     =======   =========     =========

PERCENTAGE OF
  NET SALES:
Net sales.....      100.0%       100.0%      100.0%      100.0%        100.0%       100.0%      100.0%      100.0%        100.0%
Costs and
  expenses:
  Cost of
    sales.....       67.6         66.2        65.5        65.9          66.4         65.3        61.4        61.3          62.7
  Selling,
    general
    and
    administrative.  13.5         14.1        14.7        12.4          12.1         12.1        14.5        13.2          13.5
  Research and
development...        5.8          6.3         5.9         5.0           6.0          6.0         5.9         5.7           5.2
                -----------   ---------   --------   -----------   -----------   ---------   --------   -----------   -----------
Operating
  income......       13.1         13.4        13.9        16.7          15.5         16.6        18.2        19.8          18.6
Interest and
  other
  income,
  net.........        1.3          1.1         1.2         0.2           0.4          0.5         1.9         2.2           1.3
                -----------   ---------   --------   -----------   -----------   ---------   --------   -----------   -----------
Income before
  income
  taxes.......       14.4         14.5        15.1        16.9          15.9         17.1        20.1        22.0          19.9
Provision for
  income
  taxes(1)....        4.9          4.9         5.1         5.7           3.8          5.8         7.1         7.5           7.4
                -----------   ---------   --------   -----------   -----------   ---------   --------   -----------   -----------
Net
  income(1)...        9.5%         9.6%       10.0%       11.2%         12.1%        11.3%       13.0%       14.5%         12.5%
                =========      =======     =======   =========     =========      =======     =======   =========     =========

- ---------------
(1) Includes a benefit of $237,000 ($.02 per share) for the three months ended January 31, 1994 resulting from the cumulative effect of adoption of SFAS 109.

     Net sales have increased over the last two fiscal years, with significant quarterly increases in net sales commencing in the fourth quarter of fiscal 1993 and in the first quarter of fiscal 1995 due primarily to the acquisition of the Company's Texas operations in October 1993 and of the Sunnyvale operations in December 1994, respectively. Cost of sales as a percentage of net sales generally decreased in fiscal 1993 and fiscal 1994, from 67.6% in the first quarter of fiscal 1993 to 61.3% in the fourth quarter of fiscal 1994, primarily as a result of greater utilization of manufacturing capacity. Cost of sales as a percentage of net sales increased to 62.7% in the first quarter of 1995, primarily as a result of higher costs associated with the Sunnyvale operations.

     In the past, the Company experienced fluctuations in its quarterly operating results and it anticipates that such fluctuations will continue and could intensify in the future. Operating results may fluctuate as a result of many factors, including size and timing of orders and shipments, product mix, sales of equipment (which have widely varying gross margins), technological change, competition, loss of significant customers and general economic conditions. The Company's customers generally order the Company's products on an as-needed basis, and substantially all of the Company's net sales in any quarter are dependent on orders received during that quarter. Since the Company operates with a limited backlog and the rate of new orders may vary significantly from month to month, the Company's capital expenditures and overhead expense levels are based primarily on sales forecasts. Consequently, if anticipated sales and shipments in any quarter do not occur when expected, capital expenditures and overhead expense levels could be disproportionately high and the Company's operating results would be adversely affected. In addition, substantially all of the Company's net sales are derived from customers in the semiconductor industry. This industry is highly cyclical and has been characterized by periodic downturns, which in some cases have had severe effects on suppliers to the industry. There can be no assurance that any of the foregoing factors will not have a material adverse effect on the Company's business and results of operations.

LIQUIDITY AND CAPITAL RESOURCES

     The Company's cash, cash equivalents and short-term investments increased $15.9 million during fiscal 1994. Operating activities contributed $21.0 million, and financing activities provided another $744,000. These increases in liquidity were offset principally by cash used for deposits on and purchases of property and equipment aggregating $6.2 million. The Company's cash, cash equivalents and short-term investments decreased $6.0 million during the three months ended January 31, 1995. During the first quarter, the Company utilized cash of $7.4 million for the Micro Mask acquisition. Excluding the Micro Mask acquisition, investing activities used cash totaling $3.3 million, principally for deposits on and purchases of property and equipment, and financing activities used an additional $328,000. These decreases in liquidity were offset by $3.3 million of cash provided by operating activities after utilizing approximately $2.0 million for initial working capital at the Sunnyvale site.

     Accounts receivable were $9.8 million, $10.2 million and $15.3 million at October 31, 1993 and 1994 and January 31, 1995, respectively. The increases in receivables, at October 31, 1994 and at January 31, 1995, from the respective preceding fiscal period ends reflected increased sales, particularly from the new Sunnyvale operations in the three months ended January 31, 1995. Inventory, which declined from $2.9 million at October 31, 1993 to $2.5 million at October 31, 1994, included several manufacturing systems held by the Company's subsidiary Beta Squared, Inc. ("Beta") which were sold during fiscal 1994. Inventories increased to $3.5 million at January 31, 1995 as a result of the addition of the Sunnyvale facility.

     Other current assets increased at October 31, 1994 from October 31, 1993 and at January 31, 1995 primarily as a result of increases in various prepaid expenses because of the first full year of the Company's Texas operations, together with assets acquired from several captive photomask operations.

     Property, plant and equipment and intangible assets at October 31, 1994 decreased from October 31, 1993 due to normal depreciation and amortization, offset by $4.4 million of fixed and intangible asset additions. Property, plant and equipment and intangible assets at January 31, 1995 increased from October 31, 1994, principally due to the acquisition of $5.1 million of fixed assets and $5.7 million of intangible assets in connection with the Micro Mask acquisition. Other assets increased from October 31, 1993 to October 31, 1994, primarily due to deposits on property and equipment purchases.

     Investments increased from $1.4 million at October 31, 1993 to $11.1 million at October 31, 1994 as a result of unrealized gains recorded in connection with the adoption of a new accounting principle. See Notes 1 and 2 of Notes to Consolidated Financial Statements. Investments increased at January 31, 1995 from October 31, 1994 due to additional unrealized gains recorded in the three months ended January 31, 1995 as a result of the increased fair value of the Company's investments, net of dispositions, during the quarter.

     Accounts payable decreased during fiscal 1994 primarily due to payment of prior equipment purchases. Accrued salaries and wages increased from October 31, 1993 principally as a result of provisions for incentive and vacation pay expense. Other accrued liabilities increased mainly due to expenses related to a full year of the Company's new Texas operations, including commissions to TPI on certain of those operations' sales. Current income taxes payable increased to $567,000 due to the results of operations, the Company's tax estimates and its normal income tax payment practices.

     Accounts payable at January 31, 1995 increased from October 31, 1994 primarily due to the addition of the Sunnyvale operations and increased payables related to equipment purchases. Accrued salaries and wages decreased from October 31, 1994 principally as a result of the payment during the three months ended January 31, 1995 of prior year incentive compensation. This decrease was offset by the addition of the Sunnyvale operations and provisions for incentive compensation for fiscal 1995. Other accrued liabilities at January 31, 1995 decreased from October 31, 1994 due to the payment, in the three months ended January 31, 1995, of certain fiscal 1994 expenses, offset by increases resulting from the addition of the Sunnyvale operations. Current income taxes payable increased to $1.9 million due to the results of operations, the Company's tax estimates and its normal income tax payment practices.

     The current portion of long-term debt decreased at October 31, 1994 from October 31, 1993 due to a balloon payment which was paid during fiscal 1994. Long-term debt, less the current portion, declined due to regular debt retirement requirements. Deferred income taxes increased by $4.5 million to $7.1 million at October 31, 1994. Of this increase, $4.1 million was provided on the unrealized gains on investments. The balance of the increase in deferred taxes resulted mainly from the increase in depreciation expense currently deductible for income tax purposes but not yet deductible for financial reporting purposes. Other liabilities increased primarily due to the acquisition by Beta of a license from Texas Instruments related to plasma-based semiconductor manufacturing equipment activities formerly conducted by Texas Instruments.

     As a result of obligations incurred in connection with the Micro Mask acquisition (including $3.0 million due in June 1995), net of a $400,000 balloon payment which was paid, short-term debt and the current portion of long-term debt increased by $2.6 million and long-term debt, less the current portion, increased $1.4 million (net of imputed interest on the Micro Mask debt) during the three months ended January 31, 1995. Deferred income taxes at January 31, 1995 increased $1.8 million from October 31, 1994 to $8.9 million largely due to amounts provided on the unrealized gains on investments. See Notes 1 and 2 of Notes to Consolidated Financial Statements.

     The Company's commitments represent investments in additional manufacturing capacity, as well as advanced equipment for research and development of the next generation of high end, more complex photomasks. As of January 31, 1995, the Company had commitments for the purchase or lease of property, plant and equipment with an acquisition cost of approximately $24.4 million, of which approximately $4.8 million had been paid at that date. Included in commitments are $6.6 million related to the construction of the Company's new facility in the Dallas area. Additional commitments for construction as well as the relocation of the Company's current Texas operations and the proposed Singapore operations will be incurred later in fiscal 1995.

     The Company will use its working capital, bank credit lines, leasing arrangements and the net proceeds of this offering to finance its capital expenditures. The Company believes that the proceeds of this offering, together with the currently available resources, are sufficient to satisfy its cash requirements for the foreseeable future. The manufacture of photomasks requires a significant investment in capital equipment. There can be no assurance that the Company will be able to obtain any additional capital it may require on reasonable terms or at all. See "Risk Factors--Future Capital Needs Uncertain." In March 1995, the Company entered into a new unsecured revolving credit facility that provides for borrowings of up to $10 million per year in each of the next three years, subject to a carryover in the second and third year of up to the lesser of $3 million and the amount of borrowing capacity not used in the prior year. Such borrowings are convertible into term loans, payable in equal quarterly installments over five years. The new facility provides for essentially the same terms and conditions as the Company's previous revolving credit agreement, including compliance with and maintenance of certain financial covenants and ratios.

                                    BUSINESS

     Photronics, Inc. ("Photronics" or the "Company") is a leading manufacturer of photomasks, which are primarily used by the semiconductor industry in the manufacture of integrated circuits. The Company's photomasks, which are high precision photographic quartz plates containing microscopic images of electronic circuits, are manufactured in Photronics' four manufacturing facilities in the United States in accordance with circuit designs provided on a confidential basis by its customers. The Company images circuit patterns onto photomasks using laser-based or electron beam technologies and, to a lesser degree, optical-based technologies.

INDUSTRY OVERVIEW

     Photomasks are a key element in the manufacture of semiconductors and are used as masters to transfer circuit patterns onto semiconductor wafers during the fabrication of integrated circuits and, to a lesser extent, other types of electrical components. Each circuit design consists of a series of separate patterns, each of which is imaged onto a different photomask. The resulting series of photomasks is then used to successively layer the circuit patterns onto the semiconductor wafer.

     The market for photomasks consists primarily of semiconductor manufacturers and designers in the United States, Europe and Pacific Rim. According to Dataquest, in 1994 worldwide semiconductor sales exceeded $100 billion. Based upon industry estimates, in 1994 photomask sales exceeded $300 million in North America.

     Photomasks are manufactured by independent manufacturers and by captives, which are semiconductor manufacturers that produce almost exclusively for their own fabrication of integrated circuits. Since the mid-1980s, there has been in the United States a trend towards the divestiture or closing of captive photomask operations by semiconductor manufacturers. The Company believes this trend was attributable to increasing capital requirements and costs related to these operations, the presence of a cost-effective source of supply from independent suppliers and a general desire by semiconductor manufacturers to focus on core business matters. As a result, the share of the market served by independents increased significantly. During the same period, due in part to competitive pressures and increasing capital requirements, the number of significant independent manufacturers decreased from approximately 12 in the mid-1980s to four in 1994.

     During the early 1990s, the total photomask market was relatively flat. This resulted from a number of factors, including: (i) recessionary pressures on the semiconductor industry; (ii) improvements in design technology, which reduced the number of design iterations required to create a functioning semiconductor design; and (iii) shortened photomask delivery cycles (sometimes less than 24 hours), which reduced the need for back-up photomask sets. These factors, along with excess available capacity, also led to competitive pressures, forcing manufacturers to reduce prices.

     Beginning in late 1993, independent manufacturers experienced increased demand as a result of several factors. First, the Company believes that semiconductor design activity increased due both to new generic semiconductor designs and proliferating use of application-specific integrated circuits ("ASICs"), each of which requires a separate set of photomasks. Furthermore, as the complexity of integrated circuits has increased, the number of photomasks used in the manufacture of a single circuit also has increased. According to industry statistics, a typical 16 Mb DRAM in production today utilizes 18 masks compared to 14 masks for a 1 Mb DRAM. Finally, the Company believes factors that adversely affected the photomask industry in the early 1990s were no longer significantly affecting the growth in demand for photomasks.

STRATEGY

     The Company's strategy to expand its position as a leader in the manufacture of photomasks consists of the following elements:

     Ensure Strong Customer Relationships. Critical to the Company's position as an industry leader is its focus on developing and maintaining high levels of customer satisfaction. Because each photomask is specific to a particular circuit design and customers expect rapid delivery, the Company believes that consistency of product quality and timeliness of delivery are critical to its success. The Company works closely with each customer to ensure that its specific needs are properly reflected in the final product.

     Maintain Technological Leadership. Maintaining technological leadership in photomask manufacture is important to the Company's long term success. The Company believes that it has established the critical mass necessary to support the increased research and development efforts required by advancing semiconductor manufacturing technology. The Company recently has invested in several state-of-the-art manufacturing systems and is devoting significant resources to the development of technologies for the manufacture of advanced photomasks, including optical proximity correction and phase-shift photomasks.

     Leverage Strategically Located Manufacturing Facilities. The Company believes that in certain markets proximity to customers is an important competitive factor. The Company has established multiple manufacturing facilities in key locations to accelerate delivery times and respond to customer demands. In addition, the Company currently is in the process of relocating its Texas facility and establishing operations in Singapore.

     Provide Global Solution. As the semiconductor industry becomes increasingly global, the Company believes that it must be able to satisfy customers' requirements in multiple markets throughout the world. The Company has pursued strategic alliances with photomask manufacturers abroad and intends to establish international manufacturing operations, including its proposed Singapore operations, in order to achieve these objectives.

PRODUCTS AND SERVICES

     The Company's photomasks are manufactured in accordance with circuit designs provided on a confidential basis by its customers. Each circuit design consists of a series of separate patterns, each of which is imaged onto a different photomask. The resulting series of photomasks is then used by the customer to successively layer the patterns onto a semiconductor wafer.

     The Company currently manufactures photomasks using laser-based or electron beam technologies and, to a lesser degree, optical-based technologies. A laser-based or electron beam system is capable of producing the finer line resolution, tighter overlay and larger die size for the larger and more complex circuits currently being designed. Laser and electron beam generated photomasks can be used with the most advanced processing techniques to produce very large scale integrated circuit devices. Compared to laser or electron beam generated photomasks, the production of photomasks by the optical method is less expensive, but also less precise. The optical method is traditionally used on less complex and lower priced photomasks. The Company currently owns a number of ETEC CORE laser writing systems and ETEC MEBES electron beam systems and has made commitments to purchase additional advanced systems and system upgrades to maintain technological superiority. The ETEC CORE laser-based systems and the ETEC MEBES electron beam systems are the predominant lithography systems used for photomask manufacture.

     The first several levels of photomasks frequently are required to be delivered by the Company within 24 hours of receiving a customer's design. The ability to manufacture high quality photomasks within short time periods is dependent upon efficient manufacturing methods, high yields and high equipment reliability. The Company has made significant investments in manufacturing and data processing systems and statistical process control methods to optimize the manufacturing process and reduce cycle times.

     Quality control is an integral part of the photomask manufacturing process. Photomasks are manufactured in temperature, humidity and particulate controlled cleanrooms because of the high level of precision, quality and yields required. Each photomask is inspected several times during the manufacturing process to ensure compliance with customer specifications. The Company has made a substantial investment in equipment to inspect and repair photomasks and to insure that customer specifications are met. After inspection and any necessary repair, the Company utilizes technological processes to clean the photomasks prior to shipment.

     In addition to the manufacture of photomasks, the Company, through Beta, manufactures, sells and services a wafer plasma etching system used in the processing of semiconductor wafers. The system was developed by Texas Instruments which licensed the right to manufacture and sell it to Beta. Beta also sells refurbished semiconductor manufacturing equipment, engineering services and replacement parts and field service for such equipment on a third-party basis. Such activities represented less than 4% of the Company's net sales during fiscal 1994.

SALES AND MARKETING

     The Company conducts its marketing activities through a staff of full-time sales personnel and customer service representatives who work closely with the Company's general management and technical personnel. In addition to the sales personnel at the Company's manufacturing facilities in Milpitas and Sunnyvale, California, Brookfield, Connecticut and Dallas, Texas, the Company has sales offices in Carlsbad, California, Fort Collins, Colorado, Jupiter, Florida, Derry, New Hampshire, Raleigh, North Carolina, Beaverton, Oregon, Austin, Texas and the United Kingdom.

     The Company typically negotiates an established price for a customer's orders based on the customer's specifications in order to expedite the placement of individual purchase orders. Some of these prices may remain in effect for up to one year. The Company also negotiates prices, and occasionally enters into purchase arrangements, based on the understanding that, so long as the Company's performance is competitive, the Company will receive a specified percentage of that customer's photomask requirements. As part of the acquisition in October 1993 of operations in Texas, the Company assumed an agreement with Texas Instruments, which continues until March 31, 2000 and provides that the Company is Texas Instruments' principal photomask supplier so long as the Company's price, quality, service and delivery are competitive. The agreement also requires the Company to insure that prices charged to Texas Instruments are not less favorable than those otherwise extended by the Company to other customers with similar specifications, volume, delivery and other requirements.

     In addition to sales to domestic customers, the Company has been marketing its products in international markets. The Company has sub-contract manufacturing arrangements in France and Taiwan, a sales representative in the United Kingdom and arrangements with an independent sales representative in Korea. The Company considers its presence in international markets important to attracting new customers, to providing global solutions to existing customers and to servicing certain customers' manufacturing foundries outside of the United States, principally in the Pacific Rim.

CUSTOMERS

     The Company sells its products primarily to leading semiconductor manufacturers, including the following:

     Advanced Micro Devices, Inc.
     Alliance Semiconductor Corp.
     American Microsystems, Inc.
     Analog Devices, Inc.
     Atmel Corporation
     Cypress Semiconductor Corporation
     Harris Semiconductor
     LSI Logic Corporation
     Lattice Semiconductor Corporation
     Micron Technology, Inc.
     Motorola, Inc.
     National Semiconductor Corporation
     Orbit Semiconductor, Inc.
     Raytheon Company
     Silicon Systems, Inc.
     Symbios Logic Inc. (formerly NCR Microelectronics)
     Texas Instruments Incorporated
     Toppan Printing Company, Ltd.
     VLSI Technology, Inc.
     Zilog, Inc.

     Since 1987, the Company has expanded its customer base and in fiscal 1994 sold its products and services to approximately 225 customers. However, as a result of the acquisition of the Texas operations in 1993, Texas Instruments has become a more significant customer of the Company, representing approximately 36% of net sales in fiscal 1994, and the loss of Texas Instruments or a significant decrease in the amount of the purchases by Texas Instruments from the Company could have a material adverse effect on the business and results of operations of the Company. An additional 18% of net sales in fiscal 1994 was derived from sales to the Company's next four largest customers, no one of which accounted for more than approximately 5% of net sales. Foreign sales accounted for approximately 2% of the Company's net sales in fiscal 1992, 8% in fiscal 1993 and 13% in fiscal 1994. Current international customers include companies in Taiwan, Singapore, the United Kingdom, Canada, Germany, Japan, Switzerland, Italy and Australia.

RESEARCH AND DEVELOPMENT

     The photomask industry has been and is expected to continue to be characterized by technological change and evolving industry standards. In order to remain competitive, the Company will be required to continually anticipate, respond to and utilize changing technologies. The Company has an ongoing research and development program which is intended to improve continually the Company's level of technology and manufacturing efficiency. The Company has increased its commitment to research and development activities and current efforts include phase-shift and optical proximity correction photomasks for advanced semiconductor manufacturing. The Company incurred expenses of $2.5 million, $2.7 million and $4.7 million for research and development in fiscal 1992, 1993 and 1994, respectively. In addition, the Company leverages the investments in research and development made by its equipment and material suppliers. See "Risk Factors--Technological Change."

     While the Company believes that it possesses valuable proprietary information, the Company does not believe that patents are a material factor in the photomask manufacturing business and only holds one patent. The Company relies on non-disclosure agreements with employees and vendors to protect its proprietary processes. There can be no assurance that the Company's means of protecting its proprietary rights will be adequate or that the Company's competitors will not independently develop similar processes. In addition, there can be no assurance that third parties will not claim that the Company's current or future products infringe on their proprietary rights. Any such claim, with or without merit, could result in costly litigation or might require the Company to enter into licensing agreements. Such agreements, if required, may not be available on terms acceptable to the Company or at all.

MATERIALS AND SUPPLIES

     Raw materials utilized by the Company generally include high precision quartz plates, which are used as photomask blanks, primarily obtained from Hoya and Toppan; pellicles, which are protective transparent cellulose membranes; and electronic grade chemicals used in the manufacturing process. The Company has established purchasing arrangements with each of Toppan and Hoya pursuant to which the Company purchases substantially all of its photomask blanks from Hoya and Toppan so long as their price, quality, delivery and service are competitive. Any delays or quality problems in connection with significant raw materials, in particular photomask blanks purchased from either Hoya or Toppan, could cause delays in shipments of photomasks, which could adversely affect the Company's business and results of operations. The fluctuation of exchange rates with respect to prices of significant raw materials used in manufacturing also could have a material adverse effect on the Company's business and results of operations, although the Company has not experienced any such effect to date.

COMPETITION

     The photomask industry is highly competitive, and most of the Company's customers utilize more than one photomask supplier. In the United States, the Company competes primarily with DuPont and, to a lesser extent, with other smaller independent photomask suppliers. The Company also competes with semiconductor manufacturers' captive photomask manufacturing operations. The Company expects to face continued competition from these and other suppliers in the future. DuPont, which has competed aggressively in the past, and certain potential competitors in international markets have substantially greater financial, technical, sales, marketing and other resources, as well as greater name recognition, than the Company.

     The Company's ability to compete primarily depends upon the consistency of product quality and timeliness of delivery, as well as pricing, technical capability and service. The Company also believes that proximity to customers is an important competitive factor in certain markets. In the past, competition led to pressure to reduce prices which, the Company believes, contributed to the decrease in the number of independent manufacturers. There can be no assurance that pressure to reduce prices will not continue.

EMPLOYEES

     As of January 31, 1995, the Company employed a total of approximately 590 persons on a full-time basis, including 56 engaged in engineering, 416 in manufacturing and technical services, 45 in sales, and 73 in administrative activities. The Company believes that it offers competitive compensation and other benefits and that its employee relations are good. None of the Company's employees is represented by a union. The Company's success depends upon, in part, key managerial, engineering and technical personnel, as well as its ability to continue to attract and retain additional personnel. The loss of certain key personnel could have a material adverse effect upon the Company's business and results of operations. See "Risk Factors--Dependence on Management and Technical Personnel."

PROPERTIES

     The Company's principal executive offices are located in Jupiter, Florida. The Company owns one of the buildings in which its Connecticut manufacturing facility is located and leases a second building at that site. Both are modern buildings of approximately 19,600 square feet and 20,000 square feet, respectively. The building that is owned by the Company is subject to a mortgage of approximately $520,000 as of January 31, 1995. The second building, which houses service and manufacturing support functions and general administrative staff, is leased by the Company until August 2004. The leased building is owned by a partnership controlled by Constantine S. Macricostas, the Chairman of the Board and Chief Executive Officer of the Company. The Company leases a parcel of land contiguous to these buildings, under a lease which expires in November 2005, from an entity controlled by Mr.

Macricostas. The foregoing leases are at fixed lease rates which were determined by reference to fair market value rates at the beginning of the respective lease terms.

     The Company's Milpitas, California manufacturing facility is located in two leased buildings aggregating approximately 49,000 square feet under leases which expire in March 2001 and March 1996, respectively, subject in each case to one five-year renewal option. The Company's Sunnyvale, California manufacturing facility is located in three contiguous buildings owned by the Company with an aggregate of approximately 40,000 square feet. The Company's manufacturing facility in Texas currently is located in Dallas in a leased facility of approximately 32,000 square feet under a lease with Texas Instruments which expires in June 1995. The Company has purchased property in Allen, Texas, a suburb of Dallas, and is constructing a facility of approximately 55,000 square feet to relocate its operations. The Company also leases small amounts of office and manufacturing space in Dallas, Texas, Carlsbad, California and Austin, Texas.

     Other than new manufacturing systems which have not yet been placed into service, the Company believes it substantially utilized its facilities during the 1994 fiscal year.

     On December 1, 1994, the Company acquired substantially all of the assets of Micro Mask, an independent photomask manufacturer with manufacturing operations located in Sunnyvale, California. The transaction included the purchase of land, buildings (described above), inventory and certain assets other than cash and receivables. In addition, significant manufacturing systems owned by Micro Mask were leased by the Company from Micro Mask. The acquisition was financed with the Company's available cash reserves and involved the payment of approximately $7.2 million in cash at closing and the obligation to pay $3.0 million and $1.8 million, without interest, six months and four years after the closing, respectively. The lease of the manufacturing systems has terms ranging, depending on the system leased, from 44 to 62 months, with the right to purchase the leased system at its then fair market value at the expiration of the lease period.

                                   MANAGEMENT

     The names of the officers and directors of the Company are set forth below, together with the positions held by each person in the Company and their ages as of March 23, 1995. All officers are elected annually by the Board of Directors and serve until their successors are duly elected and qualified.

                NAME                AGE                        POSITION
    ----------------------------    ---     -----------------------------------------------
    Constantine S. Macricostas      59      Chairman of the Board, Chief Executive Officer
                                            and Director
    Michael J. Yomazzo              52      President, Chief Operating Officer and Director
    Jeffrey P. Moonan               39      Senior Vice President, General Counsel and
                                            Secretary
    Robert J. Bollo                 50      Vice President--Finance and Chief Financial
                                            Officer
    David C. Heilman                56      Vice President--Sales and Marketing
    Barry F. Hopkins                51      Vice President--California Operations
    Jack P. Moneta                  52      Vice President--Texas Operations
    Walter M. Fiederowicz           48      Director
    Joseph A. Fiorita, Jr.          50      Director
    Masahiro Fujii                  63      Director

     Constantine S. Macricostas, a founder of the Company, served as Treasurer and Chief Financial Officer of the Company from 1974 until September 1987 and as President from 1974 until November 1990. Mr. Macricostas also serves as a Director of Nutmeg Federal Savings and Loan Association, Colonial Data Technologies Corp., a distributor of telecommunications equipment, and of Orbit Semiconductor, Inc., a semiconductor manufacturer and foundry.

     Michael J. Yomazzo has served as President and Chief Operating Officer since January 1994. From November 1990 until January 1994, he served as Executive Vice President and Chief Financial Officer, and from July 1989 until November 1990, he served as Senior Vice President--Finance and Planning.

     Jeffrey P. Moonan has served as Senior Vice President since January 1994 and General Counsel and Secretary since July 1988. From July 1989 until January 1994, he served as Vice President--Administration.

     Robert J. Bollo has served as Vice President--Finance and Chief Financial Officer since November 1994. From August 1994 to November 1994, he served as Director of Finance. From April 1992 to July 1994, he was a Principal of CFO Associates, Inc., a financial management firm. Prior to April 1992, he was with Kollmorgen Corporation, serving as a Vice President since January 1990 and Controller and Chief Accounting Officer since February 1985.

     David C. Heilman has served as Vice President--Sales and Marketing since September 1993. Prior to joining the Company, he served in various capacities for more than five years with DuPont, including as Executive Vice President and Chief Operating Officer, Vice President, Sales and Marketing and most recently as General Manager of DuPont's Kokomo, Indiana facility.

     Barry F. Hopkins has served as Vice President--California Operations since April, 1994. From February 1994 until April 1994, he served as Director of California Operations. Prior to joining the Company he served in various capacities for more than five years with DuPont, serving as the Manager of their Rousset, France operation and, most recently, as General Manager of West Coast Operations.

     Jack P. Moneta has served as Vice President--Texas Operations since January 1994. From August 1992 to January 1994, he served as Director of Texas Operations. He served in various capacities with

International Business Machines Corporation for 25 years, including most recently as the General Manager of IBM's U.S. photomask operations with overall responsibility for coordinating IBM's worldwide photomask operations.

     Walter M. Fiederowicz has served as chairman of Colonial Data Technologies Corp., (a distributor of telecommunications equipment) since August 1994. From January 1991 until July 1994, he held various positions, including executive vice president and chairman and served as director of Conning and Company (the parent company of an investment firm). From 1979 to December 1988, he was a partner of the law firm of Cummings & Lockwood and from 1989 until September 1990, he was of counsel to such firm. Mr. Fiederowicz was chairman and director of Covenant Mutual Insurance Company, a property and casualty insurance company ("Covenant"), from 1989 until March 1993, and was president and chief executive officer of Covenant from 1989 until December 1992. Covenant was placed in rehabilitation by the Insurance Commissioner of the State of Connecticut in 1993 and subsequently liquidated as a result of losses in connection with insurance claims relating to Hurricane Andrew.

     Joseph A. Fiorita, Jr. has been a partner in Fiorita, Kornhaas and Van Houten, P.C., independent certified public accountants, for more than the past five years.

     Masahiro Fujii has served as Managing Director of Toppan since June 1993 and for five years prior to June 1993, he served as a director of such company. Toppan is a diversified manufacturing company with operations in the printing and electronics industries (including photomask manufacture).

                       PRINCIPAL AND SELLING SHAREHOLDERS

     The following table sets forth certain information known to the Company regarding the beneficial ownership of the Common Stock of Photronics, Inc. as of March 1, 1995 and after giving effect to the offering. Information is presented with respect to (i) shareholders owning five percent or more of the outstanding Common Stock and (ii) the Selling Shareholders.


                                      SHARES BENEFICIALLY
                                        OWNED PRIOR TO                           SHARES BENEFICIALLY
                                           OFFERING                             OWNED AFTER OFFERING
        NAME AND ADDRESS OF          ---------------------     SHARES TO BE     ---------------------
         BENEFICIAL OWNER             NUMBER       PERCENT         SOLD          NUMBER       PERCENT
- -----------------------------------  ---------     -------     ------------     ---------     -------
Constantine S. Macricostas           2,421,291(1)    24.1%         62,500       2,358,791       20.7%
1061 East Indiantown Road
Jupiter, Florida 33477
Toppan Printing Co., Ltd             1,590,000       16.1              --       1,590,000       14.2
1, Kanda Izumi-cho
Chiyoda-Ku
Tokyo, Japan 101
First Pacific Advisors, Inc.(2)        780,000        7.9              --         780,000        7.0
11400 West Olympic Boulevard
Suite 1200
Los Angeles, California 90064
Michael J. Yomazzo                     241,969(3)     2.4          30,000         211,969        1.9
1061 East Indiantown Road
Jupiter, Florida 33477
Jeffrey P. Moonan                       76,875(4)       *          10,000          66,875          *
1061 East Indiantown Road
Jupiter, Florida 33477
VLSI Technology, Inc.                    7,500(5)       *           7,500(5)           --          *
1100 McKay Drive
San Jose, California 95131


- ---------------
* Represents less than 1%.


(1) Includes (i) 417,800 shares owned by the Constantine S. Macricostas Personal Income Trust for the benefit of George Macricostas and the Constantine S. Macricostas Personal Income Trust for the benefit of Stephen Macricostas from which Mr. Macricostas currently has the right to receive income, and 260,907 shares owned by two other trusts for the benefit of Mr. Macricostas' children from which Mr. Macricostas has the right to receive certain distributions, (ii) 18,000 shares owned by Mr. Macricostas' wife, as to which Mr. Macricostas disclaims beneficial ownership, and (iii) 193,500 shares of Common Stock subject to currently exercisable stock options and 22,500 shares of Common Stock subject to forfeiture under restricted stock award grants.


(2) Information based upon Amendment No. 3 to Schedule 13G filed with the Commission in February 1995.

(3) Includes (i) 94,350 shares of Common Stock subject to currently exercisable stock options, (ii) 22,500 shares of Common Stock subject to forfeiture under restricted stock award grants, (iii) 33,000 shares held by Mr. Yomazzo's wife, and (iv) 3,510 shares owned by Mr. Yomazzo's children. Mr. Yomazzo disclaims beneficial ownership of the shares held by his wife and children.

(4) Includes (i) 65,625 shares of Common Stock subject to currently exercisable stock options and (ii) 7,500 shares of Common Stock subject to forfeiture under restricted stock award grants.

(5) Represents shares issuable upon exercise of a warrant.

     Mr. Macricostas is Chairman of the Board, Chief Executive Officer and a Director of the Company. Mr. Yomazzo is President, Chief Operating Officer and a Director of the Company. Mr. Moonan is Senior Vice President, General Counsel and Secretary of the Company.

     VLSI Technology, Inc. was one of the Company's five largest customers in fiscal 1994 and has an ongoing purchasing arrangement with the Company.


     In October 1993, the Company sold 1,590,000 shares of Common Stock to Toppan in connection with the Company's acquisition of the photomask manufacturing business of TPI, a subsidiary of Toppan. Under the terms of the stock purchase agreement, Toppan may not acquire additional shares of the Company's Common Stock if, after such acquisition, Toppan beneficially will own more than 19% of the Company's outstanding Common Stock. The Company has granted Toppan certain demand and piggyback registration rights with respect to shares of Common Stock owned by it commencing in 1996. The stock purchase agreement restricts sales of Common Stock by Toppan until 1998 and grants to the Company rights of first refusal with respect to proposed sales to unaffiliated third parties, with certain exceptions. Such restrictions and rights of first refusal terminate in 1998, or earlier if at any time Toppan owns less than 5% of the Company's Common Stock or if certain other events occur. Under the stock purchase agreement, the Company is required to use its best efforts to nominate a director designated by Toppan for as long as it owns at least 1,500,000 shares of Common Stock and such holdings represent at least 15% of the outstanding shares of the Company's Common Stock on a fully diluted basis. Toppan is required to vote all voting securities of the Company that Toppan beneficially owns in favor of each nominee for election to the Board who has been recommended by the Board. As a result of the sale of 1,290,000 shares of Common Stock by the Company in this offering and the issuance of 47,500 shares of Common Stock upon the exercise of options and a warrant by certain Selling Shareholders, Toppan would own 14.2% of the Company's Common Stock.

                                  UNDERWRITING

     The Underwriters named below, acting through their representatives, Robertson, Stephens & Company, L.P., Prudential Securities Incorporated and Needham & Company, Inc. (the "Representatives"), have severally agreed with the Company and the Selling Shareholders, subject to the terms and conditions of the Underwriting Agreement, to purchase the number of shares of Common Stock set forth opposite their respective names below. The Underwriters are committed to purchase and pay for all such shares if any are purchased.


                                                                             NUMBER
                                   UNDERWRITER                              OF SHARES
        ------------------------------------------------------------------  ---------
        Robertson, Stephens & Company, L.P. ..............................
        Prudential Securities Incorporated................................
        Needham & Company, Inc. ..........................................

                                                                            ---------
                  Total...................................................  1,400,000
                                                                             ========



     The Representatives have advised the Company and the Selling Shareholders that the Underwriters propose to offer the shares of Common Stock to the public at the public offering price set forth on the cover page of this Prospectus and to certain dealers at such price less a concession of not in excess of $
per share, of which $       may be reallowed to other dealers. After the public
offering, the public offering price, concession and reallowance to dealers may be varied by the Representatives. No such change shall change the amount of proceeds to be received by the Company and the Selling Shareholders as set forth on the cover page of this Prospectus.



     The Company has granted to the Underwriters an option, exercisable during the 30-day period after the date of this Prospectus, to purchase up to 210,000 additional shares of Common Stock, at the same price per share as the Company and the Selling Shareholders will receive for the 1,400,000 shares that the Underwriters have agreed to purchase. To the extent that the Underwriters exercise such option, each of the Underwriters will have a firm commitment to purchase approximately the same percentage of such additional shares that the number of shares of Common Stock to be purchased by it shown in the above table represents as a percentage of the 1,400,000 shares offered hereby. If purchased, such additional shares will be sold by the Underwriters on the same terms as those on which the 1,400,000 shares are being sold. The Underwriting Agreement contains covenants of indemnity among the Underwriters, the Company and the Selling Shareholders against certain civil liabilities, including liabilities under the 1933 Act.


     Each executive officer and director of the Company, and certain other persons that beneficially own or have dispositive power over shares of the Company's Common Stock, have agreed with the Representatives until 90 days from the date of this Prospectus (the "Lock-Up Period"), subject to certain exceptions, not to offer to sell, contract to sell, or otherwise sell, dispose of, loan, pledge or grant any rights with respect to any shares of Common Stock, any options to purchase any shares of Common Stock or any securities convertible into or exchangeable for shares of Common Stock now owned by or hereafter acquired directly by such holders or with respect to which they have or hereafter acquire the power of disposition, without the prior written consent of Robertson, Stephens & Company, which may, in its sole discretion and at anytime without notice, release all or any portion of the securities subject to lock-up agreements. In addition, the Company has agreed that during the Lock-Up Period, the Company will not, without prior written consent of Robertson, Stephens & Company, subject to certain exceptions, issue, sell, contract to sell or otherwise dispose of, any shares of Common Stock, any options to purchase any shares of Common Stock or any securities convertible into, exercisable for or exchangeable for shares of Common Stock other than the Company's sales of shares in this offering.

     The rules of the Commission generally prohibit the Underwriters and other members of the selling group from making a market in the Company's Common Stock during the "cooling-off" period immediately preceding the commencement of sales in the offering. The Commission has, however, adopted an exemption from these rules that permits passive market making under certain conditions. These rules permit an Underwriter or other member of the selling group, if any, to continue to make a market in the Company's Common Stock subject to the conditions, among others, that its bid not exceed the highest bid by a market maker not connected with the offering and that its net purchases on any one trading day not exceed prescribed limits. Pursuant to these exemptions, certain Underwriters and other members of the selling group, if any, may engage in passive market making in the Company's Common Stock during the cooling-off period.

                                 LEGAL MATTERS

     The validity of the shares offered hereby will be passed upon for the Company by Reid & Priest LLP, New York, New York. Certain legal matters will be passed upon for the Underwriters by Wilson, Sonsini, Goodrich & Rosati, P.C., Palo Alto, California.

                                    EXPERTS

     The consolidated financial statements as of October 31, 1993 and 1994 and for each of the three years in the period ended October 31, 1994 included in this Prospectus and the related financial statement schedule incorporated by reference herein have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports appearing herein and incorporated by reference herein. Such financial statements and financial statement schedule have been included herein and incorporated by reference herein in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

     The financial statements of Hoya Micro Mask, Inc. as of March 31, 1993 and March 31, 1994, and for the years then ended, have been incorporated by reference herein and in the Registration Statement in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, and upon the authority of said firm as experts in accounting and auditing.

                             AVAILABLE INFORMATION

     The Company has filed with the Commission a Registration Statement on Form S-3 (the "Registration Statement") under the 1933 Act, with respect to the shares of Common Stock offered hereby. This Prospectus, which constitutes a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto. For further information with respect to the Company and such shares of Common Stock, reference is hereby made to such Registration Statement and to the exhibits and schedules thereto. The Company is subject to the informational requirements of the 1934 Act, and, in accordance therewith, files reports, proxy statements, and other information with the Commission. Such Registration Statement, reports, proxy statements and other information filed by the Company can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the following Regional Offices of the Commission: New York Regional Office, Seven World Trade Center, 13th Floor, New York, New York 10048; and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material can also be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates.

                      (This page intentionally left blank)

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                PHOTRONICS, INC.

                                                                                        PAGE
                                                                                        ----
Independent Auditors' Report..........................................................  F-2
Consolidated Balance Sheet at October 31, 1993 and 1994 and unaudited at January 31,
  1995................................................................................  F-3
Consolidated Statement of Earnings for the years ended October 31, 1992, 1993 and 1994 and the unaudited three months ended January 31, 1994 and 1995......................  F-5
Consolidated Statement of Shareholders' Equity for the years ended October 31, 1992,
  1993 and 1994 and the unaudited three months ended January 31, 1995.................  F-6
Consolidated Statement of Cash Flows for the years ended October 31, 1992, 1993 and
  1994 and the unaudited three months ended January 31, 1994 and 1995.................  F-7
Notes to Consolidated Financial Statements............................................  F-8

                          INDEPENDENT AUDITORS' REPORT

Board of Directors and Shareholders
Photronics, Inc.
Jupiter, Florida

     We have audited the accompanying consolidated balance sheets of Photronics, Inc. and its subsidiaries as of October 31, 1993 and 1994, and the related consolidated statements of earnings, shareholders' equity and cash flows for each of the three years in the period ended October 31, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, such consolidated financial statements present fairly, in all material respects, the consolidated financial position of Photronics, Inc. and its subsidiaries as of October 31, 1993 and 1994, and the results of their operations and their cash flows for each of the three years in the period ended October 31, 1994 in conformity with generally accepted accounting principles.

     As discussed in Note 1 to the consolidated financial statements, in 1994 the Company changed its method of accounting for investments and income taxes. As discussed in Note 14 to the consolidated financial statements, on March 20, 1995 the Company effected a three-for-two stock split. All applicable share and per share amounts have been adjusted to reflect the stock split.

DELOITTE & TOUCHE LLP
Hartford, Connecticut
December 13, 1994 (except as to Note 14 which date is March 20, 1995)

                       PHOTRONICS, INC. AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEET
                             (DOLLARS IN THOUSANDS)

                                                                   OCTOBER 31,
                                                                -----------------     JANUARY 31,
                                                                 1993      1994          1995
                                                                -------   -------     -----------
                                                                                      (UNAUDITED)
ASSETS
Current assets:
  Cash and cash equivalents...................................  $ 8,226   $25,092      $  17,361
  Short-term investments......................................    3,496     2,535          4,248
  Accounts receivable (less allowance for doubtful accounts of
     $115 in 1993, $135 in 1994 and $155 in 1995).............    9,846    10,218         15,289
  Inventories.................................................    2,906     2,469          3,505
  Other current assets........................................    1,102     2,140          2,449
                                                                -------   -------     -----------
          Total current assets................................   25,576    42,454         42,852
Property, plant and equipment.................................   40,218    36,948         42,066
Intangible assets (less accumulated amortization of $423 in
  1993, $1,117 in 1994 and $1,351 in 1995)....................    5,787     5,523         10,989
Investments...................................................    1,425    11,095         15,116
Other assets..................................................    1,435     2,326          2,153
                                                                -------   -------     -----------
                                                                $74,441   $98,346      $ 113,176
                                                                =======   =======      =========

          See accompanying notes to consolidated financial statements.

                       PHOTRONICS, INC. AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEET
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                                      JANUARY 31,
                                                                  OCTOBER 31,            1995
                                                              -------------------     -----------
                                                               1993        1994       (UNAUDITED)
                                                              -------     -------
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Short-term debt and current portion of long-term debt.....  $   646     $   467      $   3,034
  Accounts payable..........................................    5,465       5,053          7,695
  Accrued salaries and wages................................    1,341       2,615          1,942
  Other accrued liabilities.................................      547       1,423          1,336
  Income taxes payable......................................       --         567          1,938
                                                              -------     -------     -----------
          Total current liabilities.........................    7,999      10,125         15,945
Long-term debt..............................................    1,051         495          1,855
Deferred income taxes.......................................    2,553       7,077          8,854
Other liabilities...........................................      212         247            239
                                                              -------     -------     -----------
          Total liabilities.................................   11,815      17,944         26,893
                                                              -------     -------     -----------
Commitments and contingencies
Shareholders' equity:
  Preferred stock, $.01 par value, 2,000,000 shares
     authorized, none issued and outstanding................       --          --             --
  Common stock, $.01 par value, 10,000,000 shares authorized in 1993 and 1994 and 20,000,000 shares authorized in
     1995, 6,483,515 issued in 1993, 6,659,929 issued in
     1994 and 10,002,416 issued in 1995.....................       65          67            100
  Additional paid-in capital................................   38,804      41,338         41,419
  Retained earnings.........................................   24,002      34,338         37,605
  Unrealized gains on investments...........................       --       5,608          8,020
  Treasury stock, 91,000 shares in 1993 and 1994 and 136,500
     shares in 1995, at cost................................     (245)       (245)          (245)
  Deferred compensation on restricted stock.................       --        (704)          (616)
                                                              -------     -------     -----------
          Total shareholders' equity........................   62,626      80,402         86,283
                                                              -------     -------     -----------
                                                              $74,441     $98,346      $ 113,176
                                                              =======     =======      =========

          See accompanying notes to consolidated financial statements.

                       PHOTRONICS, INC. AND SUBSIDIARIES

                       CONSOLIDATED STATEMENT OF EARNINGS

                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                               THREE MONTHS ENDED
                                               YEARS ENDED OCTOBER 31,             JANUARY 31,
                                           -------------------------------     -------------------
                                            1992        1993        1994        1994        1995
                                           -------     -------     -------     -------     -------
                                                                               (UNAUDITED)
Net sales................................  $41,305     $48,363     $80,696     $18,857     $26,176
Costs and expenses:
  Cost of sales..........................   27,142      32,048      51,204      12,525      16,417
  Selling, general and administrative....    5,746       6,580      10,517       2,274       3,543
  Research and development...............    2,549       2,744       4,738       1,137       1,348
                                           -------     -------     -------     -------     -------
Operating income.........................    5,868       6,991      14,237       2,921       4,868
Interest income..........................      866         547         568          89         248
Interest expense.........................     (102)       (101)        (75)        (21)        (32)
Other income (expense), net..............       87          (1)        571           8         118
                                           -------     -------     -------     -------     -------
Income before income taxes and
  cumulative effect of change in
  accounting
  for income taxes.......................    6,719       7,436      15,301       2,997       5,202
Provision for income taxes...............    2,352       2,528       5,202         959       1,935
                                           -------     -------     -------     -------     -------
Income before cumulative effect of change
  in accounting for income taxes.........    4,367       4,908      10,099       2,038       3,267
Cumulative effect of change in accounting
  for income taxes.......................       --          --         237         237          --
                                           -------     -------     -------     -------     -------
Net income...............................  $ 4,367     $ 4,908     $10,336     $ 2,275     $ 3,267
                                           =======     =======     =======     =======     =======
Net income per common share:
  Income before cumulative effect of
     change in accounting for income
     taxes...............................  $  0.55     $  0.59     $  1.01     $  0.21     $  0.32
  Cumulative effect of change in
     accounting for income taxes.........       --          --        0.02        0.02          --
                                           -------     -------     -------     -------     -------
  Net income.............................  $  0.55     $  0.59     $  1.03     $  0.23     $  0.32
                                           =======     =======     =======     =======     =======
Weighted average number of common shares
  outstanding............................    7,998       8,372      10,062       9,938      10,256
                                           =======     =======     =======     =======     =======

          See accompanying notes to consolidated financial statements.

                       PHOTRONICS, INC. AND SUBSIDIARIES

                 CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY

                                 (IN THOUSANDS)

 (INFORMATION AS OF JANUARY 31, 1995 AND FOR THE THREE MONTHS ENDED JANUARY 31,
                               1995 IS UNAUDITED)

                                                                                                        DEFERRED
                                                                                                       COMPENSA-
                                     COMMON STOCK     ADDITIONAL              UNREALIZED                TION ON         TOTAL
                                    ---------------    PAID-IN     RETAINED    GAINS ON     TREASURY   RESTRICTED   SHAREHOLDERS'
                                    SHARES   AMOUNT    CAPITAL     EARNINGS   INVESTMENTS    STOCK       STOCK         EQUITY
                                    ------   ------   ----------   --------   -----------   --------   ----------   -------------
Balance at November 1, 1991.......  5,344     $ 53     $ 24,849    $14,727      $    --      $ (245)    $     --       $39,384
  Net income......................     --       --           --      4,367           --          --           --         4,367
  Exercise of common stock
    warrants and options..........     37        1          259         --           --          --           --           260
                                    ------   ------   ----------   --------   -----------   --------   ----------   -------------
Balance at October 31, 1992.......  5,381       54       25,108     19,094           --        (245)          --        44,011
  Net income......................     --       --           --      4,908           --          --           --         4,908
  Issuance of common stock related
    to acquisition................  1,060       11       13,398         --           --          --           --        13,409
  Sale of common stock through
    employee stock option and
    purchase plans................     43       --          298         --           --          --           --           298
                                    ------   ------   ----------   --------   -----------   --------   ----------   -------------
Balance at October 31, 1993.......  6,484       65       38,804     24,002           --        (245)          --        62,626
  Net income......................     --       --           --     10,336           --          --           --        10,336
  Sale of common stock through
    employee stock option and
    purchase plans................    124        1        1,478         --           --          --           --         1,479
  Restricted stock awards.........     52        1        1,056         --           --          --       (1,057)           --
  Amortization of restricted stock
    to compensation expense.......     --       --           --         --           --          --          353           353
  Cumulative effect of change in
    accounting for investments....     --       --           --         --        5,608          --           --         5,608
                                    ------   ------   ----------   --------   -----------   --------   ----------   -------------
Balance at October 31, 1994.......  6,660       67       41,338     34,338        5,608        (245)        (704)       80,402
  Net income......................     --       --           --      3,267           --          --           --         3,267
  Sale of common stock through
    employee stock option and
    purchase plans................      8       --          114         --           --          --           --           114
  Amortization of restricted stock
    to compensation expense.......     --       --           --         --           --          --           88            88
  Unrealized gains on
    investments...................     --       --           --         --        2,412          --           --         2,412
  Three-for-two stock split.......  3,334       33          (33)        --           --          --           --            --
                                    ------   ------   ----------   --------   -----------   --------   ----------   -------------
Balance at January 31, 1995.......  10,002    $100     $ 41,419    $37,605      $ 8,020      $ (245)    $   (616)      $86,283
                                    ======   ======== ==========   ========   ===========   ========   =========    =============

          See accompanying notes to consolidated financial statements.

                       PHOTRONICS, INC. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENT OF CASH FLOWS

                                 (IN THOUSANDS)

                                                                                         THREE MONTHS ENDED
                                                         YEARS ENDED OCTOBER 31,             JANUARY 31,
                                                     -------------------------------     -------------------
                                                      1992        1993        1994        1994        1995
                                                     -------     -------     -------     -------     -------
                                                                                             (UNAUDITED)
Cash flows from operating activities:
Net income.........................................  $ 4,367     $ 4,908     $10,336     $ 2,275     $ 3,267
Adjustments to reconcile net income to net cash
  provided by operating activities:
  Depreciation and amortization of property, plant
    and equipment..................................    5,182       5,538       7,953       2,009       2,069
  Amortization of intangible assets................       52         102         694         161         234
  Gain on disposition of investments...............       --          --        (831)         --        (388)
  Deferred income taxes............................     (142)        339         847        (229)        (54)
  Cumulative effect of change in accounting for in-
    come taxes.....................................       --          --        (237)       (237)         --
  Other............................................      213         355         403          --         258
  Changes in assets and liabilities, net of effects
    of acquisitions:
    Accounts receivable............................      944      (4,911)       (372)        466      (5,071)
    Inventories....................................     (229)       (292)        437         354        (156)
    Other current assets...........................     (713)        374        (533)       (722)       (141)
    Accounts payable and accrued liabilities.......     (427)      4,081       1,738      (1,971)      1,882
    Income taxes payable...........................       --          --         567       1,131       1,371
                                                     -------     -------     -------     -------     -------
Net cash provided by operating activities..........    9,247      10,494      21,002       3,237       3,271
                                                     -------     -------     -------     -------     -------
Cash flows from investing activities:
  Acquisitions of photomask operations.............       --      (5,308)         --          --      (7,400)
  Expenditures for property, plant and
    equipment......................................  (11,664)     (8,801)     (4,123)     (1,576)     (1,308)
  Deposits on equipment............................   (1,250)     (1,367)     (2,064)         --        (656)
  Proceeds from sale of property, plant
    and equipment .................................       --         322          23          --          --
  Net change in short-term investments.............    5,910       3,535         961       1,087      (1,713)
  Proceeds from sale of investments................      901          --         615          --         410
  Other............................................       (5)         25        (292)         (6)         (7)
                                                     -------     -------     -------     -------     -------
Net cash used in investing activities..............   (6,108)    (11,594)     (4,880)       (495)    (10,674)
                                                     -------     -------     -------     -------     -------
Cash flows from financing activities:
  Repayment of long-term debt......................     (699)       (644)       (735)       (161)       (442)
  Proceeds from issuance of common stock...........      260         298       1,479         158         114
                                                     -------     -------     -------     -------     -------
Net cash provided by (used in) financing
  activities.......................................     (439)       (346)        744          (3)       (328)
                                                     -------     -------     -------     -------     -------
Net increase (decrease) in cash and cash
  equivalents......................................    2,700      (1,446)     16,866       2,739      (7,731)
Cash and cash equivalents at beginning of period...    6,972       9,672       8,226       8,226      25,092
                                                     -------     -------     -------     -------     -------
Cash and cash equivalents at end of period.........  $ 9,672     $ 8,226     $25,092     $10,965     $17,361
                                                     ========    ========    ========    ========    ========

          See accompanying notes to consolidated financial statements.

                       PHOTRONICS, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

             (INFORMATION AS OF JANUARY 31, 1995 AND FOR THE THREE
              MONTHS ENDED JANUARY 31, 1994 AND 1995 IS UNAUDITED)

                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

NOTE 1 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Consolidation

     The accompanying consolidated financial statements include the accounts of Photronics, Inc. and its subsidiaries. All significant intercompany balances and transactions have been eliminated.

     Cash Equivalents

     Cash equivalents include all highly liquid investments purchased with an original maturity of three months or less.

     Investments

     Investments with maturities greater than three months are considered short-term investments and are carried at cost, which approximates market value.

     The Company adopted Statement of Financial Accounting Standards No. 115 (SFAS 115), "Accounting for Certain Investments in Debt and Equity Securities," as of October 31, 1994. Under the provisions of SFAS 115, the Company's "available-for-sale" debt and equity investments are carried at fair value. Unrealized gains and losses, net of tax, are reported as a separate component of Shareholders' Equity. Gains and losses are included in income when realized, determined based on the disposition of specifically identified investments. Prior to October 31, 1994, investments were carried at cost.

     Inventories

     Inventories, principally raw materials, are stated at the lower of cost, determined under the first-in, first-out (FIFO) method, or market.

     Property, Plant and Equipment

     Property, plant and equipment are recorded at cost less accumulated depreciation. Repairs and maintenance as well as renewals and replacements of a routine nature are charged to operations as incurred, while those which improve or extend the lives of existing assets are capitalized. Upon sale or other disposition, the cost of the asset and accumulated depreciation are eliminated from the accounts, and any resulting gain or loss is reflected in income.

     For financial reporting purposes, depreciation and amortization are computed on the straight-line method over the estimated useful lives of the related assets. Buildings and improvements are depreciated over 15 to 30 years, machinery and equipment over 3 to 10 years and furniture, fixtures and office equipment over 3 to 5 years. Leasehold improvements are amortized over the life of the lease or the estimated useful life of the improvement, whichever is less. For income tax purposes, depreciation is computed using various accelerated methods and, in some cases, different useful lives than those used for financial reporting.

     Intangible Assets

     Goodwill represents the excess of cost over fair value of assets acquired and is being amortized on a straight-line basis over 15 to 20 years. Costs allocated to sales, non-compete and technology

                       PHOTRONICS, INC. AND SUBSIDIARIES

             (INFORMATION AS OF JANUARY 31, 1995 AND FOR THE THREE
              MONTHS ENDED JANUARY 31, 1994 AND 1995 IS UNAUDITED)

                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

NOTE 1 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) agreements arising from business acquisitions and other intangible assets are being amortized on a straight-line basis over the respective agreement periods which range from 3 to 10 years. The future economic benefit of the carrying value of goodwill is reviewed periodically and any change in its useful life or impairment in its value would be recorded in the period so determined.

     Income Taxes

     The provision for income taxes is computed on the basis of consolidated financial statement income. The Company adopted Statement of Financial Accounting Standards No. 109 (SFAS 109), "Accounting for Income Taxes," effective November 1, 1993. SFAS 109 requires an asset and liability approach for financial reporting rather than the deferral method previously required. Deferred income taxes reflect the tax effects of differences between the carrying amounts of assets and liabilities for financial reporting and the amounts used for income tax purposes. The cumulative effect of adopting SFAS 109 was an increase in income of $237, or $0.02 per share, for fiscal 1994 and the three months ended January 31, 1994.

     Net Income Per Common Share

     Net income per common and common equivalent share is calculated using the weighted average number of common and common equivalent shares outstanding during each year. When dilutive, stock options and stock purchase warrants are included as common equivalent shares using the treasury stock method. See Note 14, "Subsequent Events."

NOTE 2 -- INVESTMENTS

     Short-term investments consist principally of municipal bond holdings and money market and bond funds. It is the Company's policy to maintain a diversified investment portfolio consisting of high quality financial instruments in order to limit its credit exposure.

     Other investments consist of equity securities of publicly traded technology companies. The Company is a supplier to one of the investee companies. Unrealized gains on investments were determined as follows:

                                                                 OCTOBER 31,     JANUARY 31,
                                                                    1994            1995
                                                                 -----------     -----------
    Fair value.................................................    $11,095         $15,116
    Cost.......................................................      1,342           1,168
                                                                 -----------     -----------
                                                                     9,753          13,948
    Income tax effect..........................................      4,145           5,928
                                                                 -----------     -----------
    Net unrealized gains.......................................    $ 5,608         $ 8,020
                                                                 ==========      =========

                       PHOTRONICS, INC. AND SUBSIDIARIES

             (INFORMATION AS OF JANUARY 31, 1995 AND FOR THE THREE
              MONTHS ENDED JANUARY 31, 1994 AND 1995 IS UNAUDITED)

                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

NOTE 3 -- PROPERTY, PLANT AND EQUIPMENT

     Property, plant and equipment consists of the following:

                                                             OCTOBER 31,
                                                        ---------------------     JANUARY 31,
                                                          1993         1994          1995
                                                        --------     --------     -----------
    Land..............................................  $    467     $    900      $   2,200
    Buildings and improvements........................     5,126        5,253          8,318
    Machinery and equipment...........................    53,953       57,546         59,987
    Leasehold improvements............................     4,518        4,743          5,100
    Furniture, fixtures and office equipment..........       701          924            948
                                                        --------     --------     -----------
                                                          64,765       69,366         76,553
    Less accumulated depreciation and amortization....   (24,547)     (32,418)       (34,487)
                                                        --------     --------     -----------
    Property, plant and equipment.....................  $ 40,218     $ 36,948      $  42,066
                                                        ========     ========      =========

NOTE 4 -- LONG-TERM DEBT

     Long-term debt consists of the following:

                                                               OCTOBER 31,
                                                             ---------------     JANUARY 31,
                                                              1993      1994        1995
                                                             ------     ----     -----------
    Acquisition indebtedness payable December 1, 1998, net
      of interest of $431 imputed at 7.45%.................  $   --     $ --       $ 1,369
    Industrial development bonds secured by equipment,
      payable in December 1994, with interest at 70% of
      prime rate (6% at October 31, 1993 and 7.75% at
      October 31, 1994)....................................   1,138      434            --
    Industrial development mortgage note, secured by
      building, with interest at 6.58%, payable through
      November 2005........................................     559      528           520
                                                             ------     ----     -----------
                                                              1,697      962         1,889
    Less current portion...................................     646      467            34
                                                             ------     ----     -----------
    Long-term debt.........................................  $1,051     $495       $ 1,855
                                                             ======     ====     =========

     The industrial development bonds were issued through the Connecticut Development Authority and the proceeds were used for the purchase of equipment. Under the terms of the agreements, a portion of the Company's property, plant and equipment was pledged as collateral and the Company was required to comply with certain financial covenants including maintaining certain financial ratios. The bonds were also guaranteed by a significant shareholder of the Company.

     At January 31, 1995, long-term debt matures as follows: 1996--$27; 1997--$38; 1998--$41; 1999--$1,413; years after 1999--$336.

     At October 31, 1994, the Company maintained an unsecured revolving credit agreement with a bank under which it could borrow up to $6.5 million in calendar year 1994. Borrowings under such agreement were convertible into five-year term loans payable in twenty equal consecutive quarterly

                       PHOTRONICS, INC. AND SUBSIDIARIES

             (INFORMATION AS OF JANUARY 31, 1995 AND FOR THE THREE
              MONTHS ENDED JANUARY 31, 1994 AND 1995 IS UNAUDITED)

                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

NOTE 4 -- LONG-TERM DEBT (CONTINUED)
installments. The Company was required to pay a commitment fee of 0.25% per annum on the average unused amount of the available credit and had to comply with certain financial covenants, including maintaining certain financial ratios. At October 31, 1994, the Company had not borrowed any amounts under this agreement. See Note 14, "Subsequent Events."

     Cash paid for interest was $102, $101 and $75 in 1992, 1993 and 1994, respectively, and $21 and $13 for the three months ended January 31, 1994 and 1995, respectively.

NOTE 5 -- SHAREHOLDERS' EQUITY

     On October 1, 1993, the Company issued 1,590,000 shares of common stock as part of the acquisition price for the assets and operations of Toppan Printronics (USA), Inc. See Note 6, "Acquisition of Photomask Operations of Toppan Printronics (USA), Inc."

     In 1987, the Company issued warrants to acquire an aggregate of 240,000 shares of common stock at exercise prices which ranged from $4.53 to $6.40. In 1991, 210,000 warrants were exercised, and in 1992, the remaining 30,000 warrants were exercised.

     Warrants to purchase 7,500 shares of common stock at $5.24 per share until expiration on December 31, 1996, were issued in fiscal 1992 and were outstanding and exercisable at October 31, 1994.

NOTE 6 -- ACQUISITION OF PHOTOMASK OPERATIONS OF TOPPAN PRINTRONICS (USA), INC.

     In October 1993, the Company acquired the photomask manufacturing operations and assets of Toppan Printronics (USA), Inc. ("TPI") located in Dallas, Texas. The acquisition was financed through the issuance of 1,590,000 shares of common stock of the Company valued at $13.4 million, the payment of $4.7 million in cash and the agreement to pay commissions on certain sales. Additionally, the Company incurred $0.7 million in expenses in connection with the acquisition. The operations and assets acquired encompassed a full service state-of-the-art photomask manufacturing facility. Under the terms of the agreement, the Company is required to pay TPI annual commissions of from 1% to 2.5% of sales over $3 million to Texas Instruments Incorporated, over a ten-year period. Such commissions amounted to $0.3 million in 1994.

     The acquisition was accounted for as a purchase and, accordingly, the acquisition price was allocated to property, plant and equipment as well as certain intangible assets based on relative fair value. The consolidated statement of earnings includes the operating results of the acquisition of TPI's operations from October 1, 1993, the effective date of the acquisition.

     The following unaudited consolidated pro forma information reflects the results of the Company's operations for each of the two years ended October 31, 1993 as though the purchase had been made as of the beginning of the year:

                                                                        1992        1993
                                                                       -------     -------
    Net sales........................................................  $62,899     $72,046
    Net income.......................................................    4,202       6,313
    Net income per share.............................................  $  0.44     $  0.64

                       PHOTRONICS, INC. AND SUBSIDIARIES

             (INFORMATION AS OF JANUARY 31, 1995 AND FOR THE THREE
              MONTHS ENDED JANUARY 31, 1994 AND 1995 IS UNAUDITED)

                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

NOTE 6 -- ACQUISITION OF PHOTOMASK OPERATIONS OF TOPPAN PRINTRONICS (USA), INC. (CONTINUED)
     The pro forma results of operations are not necessarily indicative of the actual operating results that would have occurred had the transaction been consummated at the beginning of the year, or of the future operating results of the combined companies.

NOTE 7--INCOME TAXES

     The provision for income taxes consists of the following:

                                                                1992       1993       1994
                                                               ------     ------     ------
    Current:
      Federal................................................  $2,135     $1,877     $3,722
      State..................................................     359        312        633
                                                               ------     ------     ------
                                                                2,494      2,189      4,355
                                                               ------     ------     ------
    Deferred:
      Federal................................................    (129)       275        832
      State..................................................     (13)        64         15
                                                               ------     ------     ------
                                                                 (142)       339        847
                                                               ------     ------     ------
                                                               $2,352     $2,528     $5,202
                                                               ======     ======     ======

     The provision for income taxes differs from the amount computed by applying the statutory U.S. Federal income tax rate to income before taxes as a result of the following:

                                                                1992       1993       1994
                                                               ------     ------     ------
    U.S. Federal income tax at statutory rate................  $2,284     $2,528     $5,255
    State income taxes, net of Federal benefit...............     228        245        428
    Tax benefits of tax exempt income........................      --       (141)      (168)
    Other, net...............................................    (160)      (104)      (313)
                                                               ------     ------     ------
                                                               $2,352     $2,528     $5,202
                                                               ======     ======     ======

                       PHOTRONICS, INC. AND SUBSIDIARIES

             (INFORMATION AS OF JANUARY 31, 1995 AND FOR THE THREE
              MONTHS ENDED JANUARY 31, 1994 AND 1995 IS UNAUDITED)

                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

NOTE 7--INCOME TAXES (CONTINUED)
     The Company's net deferred tax liability consists of the following:

                                                   NOVEMBER 1,     OCTOBER 31,     JANUARY 31,
                                                      1993            1994            1995
                                                   -----------     -----------     -----------
    Deferred income tax liabilities:
      Property, plant and equipment..............    $ 1,947         $ 3,072         $ 3,085
      Investments................................         --           4,145           5,928
      Other......................................         29              38              36
                                                   -----------     -----------     -----------
              Total deferred tax liability.......      1,976           7,255           9,049
                                                   -----------     -----------     -----------
    Deferred income tax assets:
      Reserves not currently deductible..........        197             445             490
      Other......................................        163             203             222
                                                   -----------     -----------     -----------
              Total deferred tax asset...........        360             648             712
                                                   -----------     -----------     -----------
         Net deferred tax liability..............    $ 1,616         $ 6,607         $ 8,337
                                                   ===========     ==========      =========

     Cash paid for income taxes was $2.1 million, $2.2 million and $3.7 million in 1992, 1993 and 1994, respectively, and $19 and $567 for the three months ended January 31, 1994 and 1995, respectively.

NOTE 8 -- EMPLOYEE STOCK PURCHASE AND OPTION PLANS

     In March 1994, the shareholders approved the adoption of the 1994 Stock Option Plan which includes provisions allowing for the award of qualified and non-qualified stock options and the granting of restricted stock awards. A total of 450,000 shares of common stock may be issued pursuant to options or restricted stock awards granted under the Plan. Restricted stock awards do not require the payment of any cash consideration by the recipient, but shares subject to an award may be forfeited unless conditions specified in the grant are satisfied.

     The Company has adopted a series of other stock option plans under which incentive and non-qualified stock options for a total of 1,350,000 shares of the Company's common stock may be granted to employees and directors. All plans provide that the exercise price may not be less than the fair market value of the common stock at the date the options are granted and limit the maximum term of options granted to a range of from five to ten years.

                       PHOTRONICS, INC. AND SUBSIDIARIES

             (INFORMATION AS OF JANUARY 31, 1995 AND FOR THE THREE
              MONTHS ENDED JANUARY 31, 1994 AND 1995 IS UNAUDITED)

                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

NOTE 8 -- EMPLOYEE STOCK PURCHASE AND OPTION PLANS (CONTINUED)
     The following table summarizes activity under the stock option plans:

                                                                                      EXERCISE
                                                                 STOCK OPTIONS         PRICES
                                                                 -------------     --------------
Balance at November 1, 1991....................................      558,845        $ 1.83-10.50
  Granted......................................................      476,550          6.17- 8.17
  Exercised....................................................      (25,575)         1.83- 3.50
  Cancelled....................................................     (153,488)         1.83-10.50
                                                                 -------------
Balance at October 31, 1992....................................      856,332          1.83- 6.17
  Granted......................................................      155,400          7.50- 8.67
  Exercised....................................................      (39,015)         1.83- 6.17
  Cancelled....................................................       (8,100)         2.50- 6.17
                                                                 -------------
Balance at October 31, 1993....................................      964,617          1.83- 8.67
  Granted......................................................      247,650         10.17-14.83
  Exercised....................................................     (166,017)         1.83- 8.67
  Cancelled....................................................     (123,862)         6.17-13.42
                                                                 -------------
Balance at October 31, 1994....................................      922,388          1.83-14.83
  Granted......................................................       94,140               18.67
  Exercised....................................................      (12,562)         3.50- 7.50
  Cancelled....................................................      (17,438)         6.17-14.83
                                                                 -------------
Balance at January 31, 1995....................................      986,528        $ 1.83-18.67
                                                                 ============

     At October 31, 1994, 277,838 stock options were available for grant.

     In 1994, restricted stock awards representing a total of 78,750 shares were awarded to certain key employees. The market value of the grant amounted to $1.1 million at the date of grant and was charged to "Deferred Compensation on Restricted Stock," a component of Shareholders' Equity. Such amount is amortized as compensation expense over the three-year period during which the shares under these awards are subject to forfeiture.

     In 1992, the shareholders approved the Company's adoption of an Employee Stock Purchase Plan (Purchase Plan), under which 300,000 shares of common stock are reserved for issuance. The Purchase Plan enables eligible employees to subscribe, through payroll deductions made over a twelve-month period, to purchase shares of the Company's common stock at a purchase price equal to 85% of the lower of the fair market value on the commencement date of the offering and the last day of the twelve-month payment period. At October 31, 1994, 45,118 shares had been issued and 18,162 shares were subject to outstanding subscriptions under the Purchase Plan.

NOTE 9--EMPLOYEE BENEFIT PLANS

     The Company maintains a 401(k) Savings and Profit-Sharing Plan (the "Plan") which covers all employees who have completed six months of service and are eighteen years of age or older. Under the terms of the Plan, an employee may contribute up to 15% of their compensation which will be matched

                       PHOTRONICS, INC. AND SUBSIDIARIES

             (INFORMATION AS OF JANUARY 31, 1995 AND FOR THE THREE
              MONTHS ENDED JANUARY 31, 1994 AND 1995 IS UNAUDITED)

                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

NOTE 9--EMPLOYEE BENEFIT PLANS (CONTINUED) by the Company at 50% of the employee's contributions which are not in excess of 4% of the employee's compensation. Employee and employer contributions vest fully upon contribution. Employer contributions amounted to $0.2 million, $0.2 million and $0.3 million in 1992, 1993 and 1994, respectively.

     The Company maintains a cafeteria plan to provide eligible employees with the option to receive non-taxable medical, dental, disability and life insurance benefits. The cafeteria plan is offered to all active full-time employees and their qualifying dependents. The Company's contribution amounted to $1.0 million in 1992, $0.9 million in 1993 and $1.2 million in 1994.

NOTE 10--LEASES

     The Company leases various real estate and equipment under non-cancelable operating leases. Rental expense under such leases amounted to $1.1 million in 1992, $1.0 million in 1993, and $2.0 million in 1994. Included in such amounts were $0.2 million in 1992, $0.1 million in 1993, and $0.1 million in 1994 to affiliated entities, which are owned, in part, by certain significant shareholders of the Company.

     Future minimum lease payments under non-cancelable operating leases with initial or remaining terms in excess of one year amounted to $3.6 million at October 31, 1994, as follows:

        1995.........................  $631     1998.........................  $  449
        1996.........................   576     1999.........................     431
        1997.........................   456     Thereafter...................   1,056

     Included in such future lease payments are amounts to affiliated entities of $0.1 million in each year from 1995 to 1999, and $0.6 million in years thereafter.

NOTE 11--COMMITMENTS AND CONTINGENCIES

     The Company and a significant shareholder have jointly guaranteed a loan totaling approximately $0.7 million as of October 31, 1994, on certain real estate which is being leased by the Company.

     On October 27, 1994, the Company agreed to acquire certain assets of an independent photomask manufacturer in Sunnyvale, California (see Note 13). In addition, at October 31, 1994, the Company had commitments for the purchase or lease of equipment with an acquisition cost of approximately $12.0 million and against which approximately $2.0 million was paid in fiscal 1994.

     Financial instruments that potentially subject the Company to credit risk consist principally of trade receivables and temporary cash investments. The Company sells its products primarily to manufacturers in the semiconductor and computer industries in North America, Europe and Asia. Sales to customers in California accounted for 52%, 50% and 36% of the Company's total net sales in 1992, 1993 and 1994, respectively. Foreign sales accounted for less than 2% of sales in 1992, 8% in 1993 and approximately 13% in 1994. The Company's largest single customer represented approximately 10% of total net sales in 1993 and 36% in 1994. No single customer represented more than 10% of net sales in 1992. The Company believes that the concentration of credit risk in its trade receivables is substantially mitigated by the Company's ongoing credit evaluation process and relatively short

                       PHOTRONICS, INC. AND SUBSIDIARIES

             (INFORMATION AS OF JANUARY 31, 1995 AND FOR THE THREE
              MONTHS ENDED JANUARY 31, 1994 AND 1995 IS UNAUDITED)

                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

NOTE 11--COMMITMENTS AND CONTINGENCIES (CONTINUED) collection terms. The Company does not generally require collateral from customers. The Company establishes an allowance for doubtful accounts based upon factors surrounding the credit risk of specific customers, historical trends and other information. Historically, the Company has not incurred any significant credit related losses.

NOTE 12--QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

     The following table sets forth certain unaudited quarterly financial data:

                                        FIRST      SECOND       THIRD      FOURTH       YEAR
                                       -------     -------     -------     -------     -------
    1993:
      Net sales......................  $11,279     $10,644     $11,665     $14,775     $48,363
      Gross profit...................    3,654       3,602       4,027       5,032      16,315
      Net income.....................  $ 1,075     $ 1,022     $ 1,161     $ 1,650     $ 4,908
      Net income per share...........  $  0.13     $  0.13     $  0.14     $  0.19     $  0.59

    1994:
      Net sales......................  $18,857     $18,641     $21,313     $21,885     $80,696
      Gross profit...................    6,332       6,464       8,217       8,479      29,492
      Net income.....................  $ 2,275(1)  $ 2,111     $ 2,765     $ 3,185     $10,336(1)
      Net income per share...........  $  0.23(1)  $  0.21     $  0.27     $  0.31     $  1.03(1)

- ---------------
(1) Includes a benefit of $237 ($0.02 per share) resulting from the cumulative effect of adoption of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes."

NOTE 13--ACQUISITION OF PHOTOMASK OPERATIONS OF HOYA MICRO MASK, INC.

     On December 1, 1994, the Company acquired certain assets held by Hoya Micro Mask, Inc. ("Micro Mask"), an independent photomask manufacturer with manufacturing operations located in Sunnyvale, California. The transaction included the purchase of the land, buildings, inventory and certain assets other than cash and receivables. In addition, significant manufacturing systems owned by Micro Mask were leased by the Company from Micro Mask. The acquisition was financed through available cash reserves and involved the payment of approximately $7.2 million in cash at closing and the obligation to pay $3.0 million and $1.8 million, without interest, six months and four years after the closing, respectively. The operating lease of the significant manufacturing systems has a term ranging from 44 to 62 months and includes the right to purchase the systems at fair market value at the end of the lease.

     The acquisition was accounted for as a purchase and, accordingly, the acquisition price was allocated to property, plant and equipment as well as certain intangible assets based on relative fair value. Certain items and contingencies with respect to the acquisition are still pending and additional costs may be incurred which could affect the final purchase price.

     The consolidated statement of earnings includes the operating results of Micro Mask's operations from December 1, 1994. The consolidated results of the Company's operations on a pro forma basis

                       PHOTRONICS, INC. AND SUBSIDIARIES

             (INFORMATION AS OF JANUARY 31, 1995 AND FOR THE THREE
              MONTHS ENDED JANUARY 31, 1994 AND 1995 IS UNAUDITED)

                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

NOTE 13--ACQUISITION OF PHOTOMASK OPERATIONS OF HOYA MICRO MASK, INC.
(CONTINUED)
(unaudited) for the year ended October 31, 1994, as though the purchase had been made as of the beginning of the year, would have reflected sales of approximately $106 million and net income of approximately $11 million, or $1.10 per common share before the change in accounting for income taxes. The pro forma results of operations are not necessarily indicative of the actual operating results that would have occurred had the transaction been consummated at the beginning of the year, or of the future operating results of the combined companies.

     As a result of the Micro Mask transaction, the Company is committed to additional future minimum lease payments aggregating $11.8 million under non-cancelable operating leases (see Note 10) of $2.5 million in 1995, $2.7 million in 1996 and 1997, $2.4 million in 1998, $1.2 million in 1999 and $0.3 million in 2000.

NOTE 14--SUBSEQUENT EVENT

     In January 1995, the Company's Board of Directors approved a three-for-two stock split which became effective on March 20, 1995. On March 16, 1995, the shareholders approved an amendment to the Company's Certificate of Incorporation increasing the number of common shares, $.01 par value, which the Company is authorized to issue from 10 million shares to 20 million shares. Shareholders of record on March 20, 1995 received three shares of commons stock for each two they owned on that date. A total of 3.3 million shares were issued in connection with the stock split which was effected in the form of a dividend. The accompanying financial statements have been adjusted to give effect to the stock split as though it had taken place in the first quarter of 1995. All applicable share and per share data reflected in the financial statements have been adjusted to reflect the stock split.

     In March 1995, the Company entered into a new unsecured revolving credit facility that provides for borrowings of up to $10 million per year in each of the next three years, subject to a carryover in the second and third year of up to the lesser of $3 million and the amount of borrowing capacity not used in the prior year. Such borrowings are convertible into term loans, payable in equal quarterly installments over five years. The new facility provides for essentially the same terms and conditions as the Company's previous revolving credit agreement, including compliance with and maintenance of certain financial covenants and ratios.

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

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

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
                              Inside Back Cover


     * * * * * * * * * * * * * * * * * * * * * * * * * * * * *
     *                                                       *
     *                                                       *
     *                                                       *
     *                                                       *
     *               Person sitting at machine               *
     *                        console                        *
     *                                                       *
     *                                                       *
     *                                                       *
     *                                                       *
     * * * * * * * * * * * * * * * * * * * * * * * * * * * * *

  Demand for photomasks is driven both         * * * * * * * * * * * * * * *
  by semiconductor design activity and the     *                           *
  increase in the complexity of integrated     *                           *
  circuits.  As the complexity of integrated   *                           *
  circuits has increased, the number of        *      Rendering of an      *
  photomasks used in the manufacture of        *         integrated        *
  a single circuit has also increased.         *          circuit          *
                                               *                           *
                                               *                           *
                                               *                           *
                                               *                           *
                                               * * * * * * * * * * * * * * *
                                                   32 BIT MICROPROCESSOR
                                                    16 PHOTOMASK LEVELS

* * * * * * * * * * * * * * *                  * * * * * * * * * * * * * * *
*                           *                  *                           *
*                           *                  *                           *
*                           *                  *                           *
*      Rendering of an      *                  *      Rendering of an      *
*         integrated        *                  *         integrated        *
*          circuit          *                  *          circuit          *
*                           *                  *                           *
*                           *                  *                           *
*                           *                  *                           *
*                           *                  *                           *
* * * * * * * * * * * * * * *                  * * * * * * * * * * * * * * *
         256 MB DRAM                                     64 MB DRAM
     27 PHOTOMASK LEVELS                             23 PHOTOMASK LEVELS

                                    [LOGO]


                                  PHOTRONICS

                                    PART II.

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The expenses in connection with the issuance and distribution of the securities being registered, other than underwriting discounts and commissions, are:


        Securities and Exchange Commission registration fee...............  $ 18,737
        NASD filing fee...................................................     5,934
        Legal fees and expenses...........................................    80,000*
        Accounting fees and expenses......................................    65,000*
        Blue Sky fees and expenses (including fees of counsel)............    15,000
        Printing and engraving fees.......................................    50,000*
        Miscellaneous.....................................................    15,329*
                                                                            --------
             Total........................................................  $250,000*
                                                                            ========


        -----------------------

        * Estimated


ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     The Connecticut Stock Corporation Act (the "Act") provides for indemnification of directors, officers, shareholders, employees and agents of a corporation. Under the Act, a corporation is required to indemnify a director against judgments and other expenses of litigation when he is sued by reason of his being a director in any proceeding brought, other than on behalf of the corporation, if a director is successful on the merits in defense, or acted in good faith and in a manner reasonably believed to be in the best interests of the corporation, or in a criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. In a proceeding brought on behalf of a corporation (a derivative action), a director is entitled to be indemnified by the corporation for reasonable expenses of litigation, if the director is finally adjudged not to have breached his duty to the corporation. In addition, a director is entitled to indemnification for both derivative and non-derivative actions, if a court determines, upon application, that the director is fairly and reasonably entitled to be indemnified.

     Article Ninth of the Company's Certificate of Incorporation limits directors' monetary liability for actions or omissions made in good faith, which are later determined to be a breach of their duty as directors of the Company. Article Ninth does not eliminate or limit a director's liability for breaches of fiduciary duty for actions or omissions which (i) involved a knowing and culpable violation of law; (ii) enabled a director or an associate (as defined in the Act) to receive an improper personal economic gain; (iii) showed a lack of good faith and conscious disregard for his duty as a director under circumstances where the director was aware that his actions created an unjustifiable risk of serious injury to the Company; (iv) constituted a sustained and unexcused pattern of inattention that amounted to an abdication of his duty; or (v) involved the improper distribution of Company assets to its shareholders or an improper loan to an officer, director or 5% shareholder. Article Ninth also does not preclude suits for equitable relief, such as an injunction, nor would it shield directors from liability for violations of the federal securities laws. Moreover, Article Ninth does not limit the liability of directors for any act or omission that occurred prior to the date the Article became effective and does not limit the potential liability of officer-directors in their capacity as officers.

     The Company has purchased directors' and officers' liability insurance covering certain liabilities incurred by its directors in connection with the performance of their duties.

     The Underwriting Agreement filed herewith as Exhibit 1 contains provisions by which the Underwriters agree to indemnify the Company, each person who controls the Company within the meaning of Section 15 of the 1933 Act or Section 20 of the 1934 Act, each director of the Company, and each officer of the Company who signs this Registration Statement with respect to information furnished in writing by the Underwriters for use in the Registration Statement.

ITEM 16.  EXHIBITS.


 1.      --  Proposed form of Underwriting Agreement.(2)
 4.      --  Form of Stock Certificate.(1)
 5.      --  Opinion of Reid & Priest LLP.
23(a).   --  Consent of Deloitte & Touche LLP.(2)
23(b).   --  Consent of Reid & Priest LLP (Included in Exhibit 5).
23(c).   --  Consent of KPMG Peat Marwick LLP.(2)
24.      --  Power of Attorney.(2)


- ---------------
(1) Filed as an exhibit to the Company's Registration Statement on Form S-1, File Number 33-11694, which was declared effective by the Commission on March 10, 1987, and incorporated herein by reference.


(2) Previously filed.


ITEM 17.  UNDERTAKINGS.

     (a) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     (b) The undersigned Registrant hereby undertakes:

          (1) That for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2) That for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of Prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (c) The undersigned Registrant hereby undertakes to deliver or cause to be delivered with the Prospectus, to each person to whom the Prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the Prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by
Article 3 of Regulation S-X is not set forth in the Prospectus, to deliver, or cause to be delivered to each person to whom the Prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the Prospectus to provide such interim financial information.

     (d) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Town of Brookfield, State of Connecticut, on the 14th day of April, 1995.


                                          PHOTRONICS, INC.


                                          By /s/  JEFFREY P. MOONAN
                                          ------------------------------------
                                             Senior Vice President



     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated.



                SIGNATURE                                 TITLE                      DATE
- ------------------------------------------  ----------------------------------  ---------------

/s/                     *                   Chairman of the Board of            April 14, 1995
- ------------------------------------------  Directors, Chief Executive Officer
        Constantine S. Macricostas          and Director (Principal Executive
                                            Officer)

/s/                     *                   President and Director              April 14, 1995
- ------------------------------------------
            Michael J. Yomazzo

/s/                     *                   Vice President/Finance Chief        April 14, 1995
- ------------------------------------------  Financial Officer (Principal
             Robert J. Bollo                Financial and Accounting Officer)


/s/                     *                   Director                            April 14, 1995
- ------------------------------------------
          Walter M. Fiederowicz


/s/                     *                   Director                            April 14, 1995
- ------------------------------------------
          Joseph A. Fiorita, Jr.


/s/                     *                   Director                            April 14, 1995
- ------------------------------------------
              Masahiro Fujii

       *By: /s/  Jeffrey P. Moonan                                              April 14, 1995
- ------------------------------------------
            Jeffrey P. Moonan
           as Attorney-In-Fact

                               INDEX TO EXHIBITS



                                                                              SEQUENTIALLY
EXHIBIT                                                                         NUMBERED
NUMBER                                   EXHIBIT                                  PAGE
- -------       --------------------------------------------------------------  ------------
 5.      --   Opinion of Reid & Priest LLP.
23(b).   --   Consent of Reid & Priest LLP (Included in Exhibit 5).